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06015449

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Samaraenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

FILE NO. 82- 04708

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/25/06

File # 82-4708

2005 annual report

САМАРАЭНЕРГО

AR/S
12-31-05

A O Samaraenergo

Information about the results of the General Annual Shareholders Meeting for 2005.

Joint Stock Company of Energetics and Electrification "Samaraenergo"

Address: ***Russian Federation, 443100, Samara, Ul. Mayakovskogo, 15***

Form of the General Meeting: ***Annual meeting***

Date of the Meeting: ***June, 16, 2006***

Chairman of the Meeting: **Boris Feodorovich Remezentsev**, Chairman of the Board of Directors of JSC "Samaraenergo".

Secretary of the Meeting: **Yuri Viatcheslavovich Stitsuk**, Head of the Corporate Management Department, JSC "Srednevolzhskaya Interregional Managing Energy Company".

The Company's Register, JSC "Central Moscow Depositary"(Moscow, 107078, Orlikov per., 3-B) acts as an Accounting Commission of the Meeting. The representative – **Marina Aleksandrovna Asmolova.**

Meeting agenda:

1. *About confirmation of the Annual Account for 2005, balance sheet, account of profit and losses, and also about distribution of profit (including dividend payment) and losses of Company by results of 2005 accounting year.*
2. *About Board of Directors election.*
3. *About election of members of Revision Commission.*
4. *About confirmation of auditor.*
5. *About entering of changes and additions to the JSC «Samaraenergo» Charter.*
6. *About paying fees and compensations to the members of the Board of Directors.*
7. *About paying fees and compensations to the members of Revision Commission.*

Question 1 of the agenda: **About confirmation of the Annual Account for 2003, balance sheet account of profit and losses, and also about distribution of profit (including dividend payment) by the results of 2003 accounting year.**

Quantity of votes of persons, included in the list of shareholders having the right to take part in the General Meeting, by the present question of the agenda	***3 538 827 932***
The hole quantity of votes according to the quantity of distributed shares belonged to shareholders, who had right to vote in the Meeting by the present question of the agenda	***3 538 928 532***
Quantity of shares, owned by participants of the Meeting, by the present question of the agenda	***3 127 373 856***
Quorum by the present question of the agenda was secured	***88,3706%***

Voting results:	*Quantity of votes*	*% of quantity of the Meeting participants*
"for"	*3 127 350 287*	*99,9992*
"against"	*0*	*0*

12	*Ivan Sergeevich Poiarkov*	***100***	***0.0000***
13	*Andrei Viktorovich Taskanov*	***0***	***0.0000***
14	*Aleksandr Aleksandrovich Chaburin*	***0***	***0.0000***
	AGAINST all of candidates	***0***	***0.0000***
	ABSTAINED	***0***	***0.0000***

THE MEETING DECISION:

To elect The Board of Directors of 10 persons: Dmitry Azarov, Natalia Boiko, Aleksei Kalinin, Radion Kim, Vasily Nikonov, Boris Remezentsev, Valery Sotnikov, Pavel Teplukchin, Elena Ulanovskaia, Dmitry, Styikov.

Question3 of Agenda. About election of members of the Revision Commission.

Quantity of votes of persons, included in the list of shareholders having the right to take part in the General Meeting, by the present question of the agenda	***3 538 827 932***
The hole quantity of votes according to the quantity of distributed shares belonged to shareholder, who had a right to vote in the Meeting by the present question of the agenda	***3 538 928 532***
Quantity of shares, owned by participants of the Meeting, by the present question of the agenda	***3 127 373 856***
Quorum by the present question of the agenda was secured	***88,3706%***

Distribution of votes

№	*Name*	*"for"*	*"for", %*	*"against"*	*"abstained"*
1	***Denis Gorokh***	***3 127 366 884***	***99,9998%***	***0***	***0***
2	***Ksenia Ivanova***	***3 127 366 884***	***99,9998%***	***0***	***0***
3	***Yuri Kirilov***	***3 127 366 884***	***99,9998%***	***0***	***0***
4	***Mikhail Morozov***	***3 127 366 884***	***99,9998%***	***0***	***0***
5	***Elena Smirnova***	***3 127 365 526***	***99.9997%***	***0***	***0***

THE MEETING DECISION:

To elect the Revision Commission of 5 persons: ***Denis Gorokh, Ksenia Ivanova, Yuri Kirilov, Mikhaol Morozov, Elena Smirnova***

Question 4 of the Agenda: About confirmation of the auditor of the Company

Quantity of votes of persons, included in the list of shareholders having the right to take part in the General Meeting, by the present question of the agenda	***3 538 827 932***
The hole quantity of votes according to the quantity of distributed shares belonged to shareholder, who had a right to vote in the Meeting by the present question of the agenda	***3 538 928 532***
Quantity of shares, owned by participants of the Meeting, by the present question of the agenda	***3 127 373 856***
Quorum by the present question of the agenda was secured	***88,3706%***

Voting results:	***Quantity of votes***	***% of quantity of the Meeting participants***
"for"	***3 127 350 287***	***99,9992***

"against"	*0*	*0,0000*
"abstained	*0*	*0,0000*

THE MEETING DECISION:
To confirm the "PricewaterhouseCoopers Audit Ltd" as auditor of the Company.

Question 5 of the Agenda. About entering changes and additions to the Carter of JSC "Samaraenergo".

Quantity of votes of persons, included in the list of shareholders having the right to take part in the General Meeting, by the present question of the agenda	*3 538 827 932*
The hole quantity of votes according to the quantity of distributed shares belonged to shareholder, who had a right to vote in the Meeting by the present question of the agenda	*3 538 928 532*
Quantity of shares, owned by participants of the Meeting, by the present question of the agenda	*3 127 373 856*
Quorum by the present question of the agenda was secured	*88,3706%*

Voting results:	*Quantity of votes*	*% of quantity of the Meeting participants*
"for"	*3 107 692 789*	*99.3707*
"against"	*0*	*0.0000*
"abstained	*0*	*0,0000*

THE MEETING DECISION:
To enter changes and additions to the Charter of Company.

Question 6 of the Agenda: About paying fees and compensations to the members of the Board of directors.

Quantity of votes of persons, included in the list of shareholders having the right to take part in the General Meeting, by the present question of the agenda	*3 538 827 932*
The hole quantity of votes according to the quantity of distributed shares belonged to shareholder, who had a right to vote in the Meeting by the present question of the agenda	*3 538 928 532*
Quantity of shares, owned by participants of the Meeting, by the present question of the agenda	*3 127 373 856*
Quorum by the present question of the agenda was secured	*88,3706%*

Voting results:	*Quantity of votes*	*% of quantity of the Meeting participants*
"for"	*3 107 691 431*	*99.3706*
"against"	*1 358*	*0,0000*
"abstained	*0*	*0,0000*

THE MEETING DECISION:
To confirm new wording of the Regulation of paying fees and compensations to members of the Board of Directors of Company. To define that Regulation concerns members of the Board of directors from

the moment of its confirmation, and item 4.2 – beginning from January,01,2005, and the sum of additional fee, paying to each member of the Board by the results of 2005 must be reduced by the sum of additional fee, being paid for each member of the Board by the results of three, six, nine months of 2005.

Question 7 of the Agenda: About paying fees and compensations to members of the Board of Directors.

Quantity of votes of persons, included in the list of shareholders having the right to take part in the General Meeting, by the present question of the agenda	***3 538 827 932***
The hole quantity of votes according to the quantity of distributed shares belonged to shareholder, who had a right to vote in the Meeting by the present question of the agenda	***3 538 928 532***
Quantity of shares, owned by participants of the Meeting, by the present question of the agenda	***3 127 373 856***
Quorum by the present question of the agenda was secured	***88,3706%***

Voting results:	***Quantity of votes***	***% of quantity of the Meeting participants***
"for"	***3 107 691 431***	***99.3706***
"against"	***1 358***	***0,0000***
"abstained	***0***	***0.0000***

THE MEETING DECISION:

To confirm new wording of the Regulation of paying fees and compensations to members Revision Commission of the Company.

1. Addresses of Chairman of Board of directors and the General Director of the Company to shareholders



Mr. Boris Fedorovich Remezentsev,
Chairman of the Board of Directors



Mr. Vladimir Vilgelmovich Dikop,
acting General Director of JSC "MIMPC"

The year 2005 is over. This year will go down in Samaraenergo history as the period of key steps in the power system reforming process. The Company fulfilled all the procedures provided by reforming project successfully and timely, that allowed to ensure painless launching of the new companies established on the basis of JSC Samaraenergo. It is gratifying to point out that the difficult work of our Joint-Stock Company reorganization did not influence efficiency of the Company current activities in the past year. Moreover, the power system managed to develop the tendency to further improvement of the power company operating characteristics. Thus, JSC Samaraenergo once again confirmed to be one of the leading power systems in RAO "UES of Russia" structure.

Financial results prove evidently the successful operations in the reported year. According to the interbranch assessment criteria JSC Samaraenergo is being characterized as the enterprise of stable financial status.

The period of 2003-2005 showed stable tendency of the Company net profit and revenue. In the reported period revenues from all types of products sales amounted to 25 649,9 mln. rubles. Thus in 2005 this figure increased by 2 858,8 mln. rubles. (12,5%). Net profit of the Company increased by 72,8% and amounted to 760,7 mln.rubles.

Speaking about 2005 major performance indicators, the decrease of electric power effective sales volume compared to 2003-2004 should be noted. That was caused by decrease in basic customers' power consumption by 208,1 mln. KWh (3,1%) and other customers' consumption by 19,8 mln. KWh (0,2%) in 2005 along with total growth of public consumption by 31,5 mln. KWh (5,4%) and state-financed customers' consumption by 13,8 mln. KWh (6,5%). Basic customers' power consumption decrease was caused by increase of their power purchase volumes in the competitive wholesale market sector. Total power effective sales in 2005 amounted to 17 902,9 mln. KWh, that exceeds business plan volume by 3,2%.

Effective sales of thermal energy from Samaraenergo sources in 2005 amounted to 24 235,6 K GCal. Sales growth compared to 2004 was mainly caused by heat and hot water consumption by miscellaneous customers.

In 2005 investment activity of the Company increased. Compare 1 487,9 mln. rubles invested in 2004 (1 105 mln. rubles), compared to 2 072,5 mln. rubles in 2005 (including 1 561 mln. rubles for reconstruction and technical upgrade).

In the reported period the Company has completely implemented all the measures necessary to get prepared for heating season. On October 11, JSC Samaraenergo obtained certificate of readiness for 2005-2006 autumn and winter maximum of loads. Seven power boilers, 6 turbine units, 4 water heating boilers were overhauled to ensure continuous power and heat supply. Samaraenergo overfulfilled the heating networks overhaul program : within 2005 19,6 km of nets were replaced.

Among the most significant reconstruction ant technical upgrade actions the following ones can be emphasized: vibration monitoring equipment introduction at TG 1-5, EK 1-5, Samara Heat Power Plant, coastal pump plant reconstruction at Bezymianka Heat Power Plant as well as construction and reconstruction of electric main of the total length of 119,2 km.

In 2005, JSC Samaraenergo entered the critical stage of the company reforming. According to the reforming program JSC Samaraenergo, JSC Saratovenergo and JSC Ulianovskenergo jointly became the promoters of interregional production companies – JSC Volga Territorial Generating Company and JSC Volga Interregional Distribution Company. First stage of reforming included corporate procedures aimed at interregional companies foundation and finished with their authorized capital payment. Power generating and thermal network assets of Samaraenergo were contributed to Volga TGC authorized capital, power distributing assets, not appurtenant to United National (All-Russian) Power System (UNPS) – to Volga IDC authorized capital. In 2006 interregional companies started operations in thermal and electric power generating and distribution, thus having undertaken the functions of AO-energo.

At the second stage of reforming, on September 30, 2005 JSC Samaraenergo special general shareholders meeting took place, that approved reorganization in the form of detachment of: JSC Samara Territorial Generating Company with JSC Volga TGC shares transfer to its balance; JSC Samara distribution Company with Volga IDC shares transfer to its balance; JSC Samara Mains Company with JSC Samaraenergo mains network property transfer to its balance.

The shareholders meeting also approved the terms and order of detachment, order of JSC Samaraenergo shares conversion in the detached companies shares, the separation balance. After detachment power sales assets remain at Samaraenergo balance and starting from April 1, 2006 electric power sales becomes the main activity of Samaraenergo.

Undoubtedly, Samaraenergo Board of Directors made a substantial contribution to stable Samaraenergo operation. As an exponent of shareholders' interests, the board set forth a number of tasks that were successfully fulfilled by the Company management. The Board has also predetermined the line of the Company long-term strategic development.

During the past year, Samaraenergo Board of Directors conducted large-scale work in the field of the Company current activity arrangement. 29 meetings took place that covered wide range of issues.

Changes in the Board structure that took place in the year under review helped to optimize the current activity of the Board as well as interaction with the Company management in Company day-to-day management. In particular auditing and personnel policy committees have been formed.

Among the top-priority problems, solved by the Board in the reporting year the decisions aimed at Samara power system reforming, transparency and shareholders' rights observance should be emphasized. In particular, the Board made decisions on JSC Volga Territorial Generating Company and JSC Volga Interregional distribution Company establishment, JSC Samaraenergo reorganization in the form of detachment.

Regulations on Investment Activities, program of automated control systems upgrading and a number of documents regulating the Company's purchase activity as well as many other key documents were approved by the Board during the past year. Approval of pension fund program is one of the significant Board decisions aimed at the personnel social support.

It is important to mention the recommendation of the Board to allocate 220 mln. rubles for dividends payment on results of nine months of 2005. This is 1,5 higher than the dividends paid on results of 2004, when 145 mln. rubles were allocated.

Well coordinated policy of the Company Board and management allowed Samaraenergo to finish the year with significant profit.

Due to termination in 2006 of Samaraenergo activities in thermal and electric power production, transfer and distribution, priorities in the Company technical re-equipment and development have changed.

In 2006, the company is in for corporate activities in internal rearrangement aimed at increase of business cost-efficiency. Change of the Company management structure and elimination of Samaraenergo branches, property of which was transferred to interregional companies are among them.

The major efforts in technical policy will be aimed at communication systems development, internet-technologies, automation of interaction with electric power consumers, creation of comfortable service lines for them.

JSC Samaraenergo as a power sales enterprise will provide service at retail market of electric power and will be able to get the status of guaranteeing electric energy supplier according to the RF Government Regulation "On Power Industry reforming". Power industry reform will make power sales a competitive business, the circle of profit-making organizations, which will be able to sell electric energy to the customers, will widen.

Thus in future JSC Samaraenergo will face a lot of work to prepare for free sales market conditions that require higher competitiveness, customer-oriented service, improvement of services technical level and usability.

Mr. Boris Fedorovich Remezentsev,
Chairman of the Board of Directors

Mr. Vladimir Vilgelmovich Dikop,
acting General Director of JSC "MIMPC"

2. The general data, position of the Company in the branch

2.1. The Geographical position.

JSC "Samaraenergo " is the largest power supply system of the Middle Volga region providing electric and thermal energy on the territory of 53,6 thousand square km.

Samaraenergo carries out stable power supply to 99% electric power consumers of Samara region as well as heat and hot water supply to industrial and municipal consumers in the largest cities of the region population of which totals to more than 3 million people.

Samara-Togliatti agglomeration is the industrial part of Volga region where the majority of all production facilities are concentrated, key automotive and petrochemical complexes are located. The largest consumers of JSC "Samaraenergo" are the enterprises of chemical, petrochemical, metallurgical, automobile and building industries.

The length of thermal networks of JSC "Samaraenergo" makes up 474 km.

JSC Samaraenergo consists of 8 power stations, 5 enterprises of electric networks, 2 enterprises of thermal networks, motor depot, training center, "Power sale" and executive directorate

2.1. Brief history.

The first source of the electric power in the Samara region was the Samara state district power station constructed in 1900 with participation of «Siemens and Halske» company. This event has begun the development of power engineering in the region. On December 29th, 1932 Samara power works were established, with its functional division «Energosbyt» («Power sale») that carried out the distribution of power resources.

In 40th years of XX century development of the Samara power engineering was connected with evacuation of the defense industry enterprises to the region from a zone of military actions of Great Patriotic War and increase of oil extracting volumes in region. In 50 and 60th years the intensive growth of cities and the forced development of electric transport caused necessity of construction of new sources of electric and thermal energy.

Within the period of 1941 to 1972 seven thermal power stations were constructed in the region: Bezymianskaya thermal power station (1941) and the Samara thermal power station (1972) in Samara; Syzran thermal power station (1947); Novokuibushevsk thermal power station-1 (1951) and thermal power station-2 (1962); Togliatti thermal power station (1960) and VAZ thermal power station (1969), 4 enterprises of electric networks were established: Samara electric networks (1941), Zhiguleovsk electric networks (1958), the Volga electric networks (1964), Chapaevsk electric networks (1964).

JSC "Samaraenergo" became one of the first power supply systems in the country that fundamentally improved management structure. On February 16, 2001 functions of the general director of the Corporation was delegated to «Mid-Volga Inter-regional Managing Power Company». The positive experience, which essentially influenced the growth of production and economic parameters of JSC "Samaraenergo", was actively extended to other power producing companies.

On 1.08.05 incorporation of JSC Samaraenergo, JSC Saratovenergo, JSC Ulianovskenergo incorporation procedure started, resulting in foundation of territorial generating company JSC Volga TGC that became one of the biggest power corporations of the European part of Russia.

2.2. Organizational structure of the Company.


General Shareholders Meeting
Board of Directors
Managing Company (Sole Operating Body)
Executive Directorate
Affiliates
Auditing Committee

The Company has 189 branches, including:

- 8 power stations;
- 5 enterprises of electric networks;
- 1 mains network enterprise
- 2 enterprises of thermal networks;
- "Power sale";
- Motor depot;
- Training center

2.3. Basic parameters (for power systems and stations - engineering data), including number of employees etc. witin 3 years period.

The installed equipment capacity of "Samaraenergo" thermal power stations equipment

Power stations	Installed electric capacity, MWatt	Installed thermal capacity, GCal
Togliatti TPP	710	2 497
Novokuibyshevsk TPP - 2	470	903
VAZ TPP	1 172	1 670
Samara TPP	440	2 132
Novokuibyshevsk TPP - 1	236	1 419
Bezymianka TPP	184	1 574
Syzran TPP	255	1 058
Samara power station	53	1 590
JSC Samaraenergo	3 520	12 843

Average number of employees in 2005 amounted to 12 127 people or nearly

1 % of economically active population of the Samara region.

See the table for the average number of employees by branch:

Branches	Total	including PPP	OPP
Togliatti TPP	912	849	64
Novokuibyshevsk TPP - 2	652	598	48
VAZ TPP	915	880	34
Novokuibyshevsk TPP - 1	488	468	12
Bezymianka TPP	637	572	60
Syzran TPP	731	694	32
Samara Power station	580	545	33
Samara TPP	660	594	65
Total for stations	5 575	5 227	348
SPP	673	672	1
ToPP	280	272	8
SPS	808	808	0
ZhPS	649	649	0
VPS	816	816	0
ChPS	825	825	0
Total for networks	4 051	4 042	9
Motor depot	524	517	7
Power sale	1 161	1 156	5
Training center	41	37	4
Executive directorate	607	587	20
Mains network	168	168	0
Total others	2 501	2 465	36
GRAND TOTAL	12 127	11 734	393

2.4. The Competitive environment of the Company and risk factors.

«Samaraenergo" production (services) markets

JSC "Samaraenergo" provides electric power to consumers of Samara region on the territory of 53,6 thousand km² with the population of over 3 million inhabitants. The power supply system provides the centralized heat supply and hot water supply to the industrial and municipal enterprises in the cities of Samara, Togliatti, Novokuybyshevsk, and Syzran.

JSC "AVTOVAZ" was the major electric energy consumer in 2005. Its share in the total electric energy demand amounted to 12,5 %.

Joint Stock Companies «Enterprise of thermal networks» and "Tevis" were the largest consumers of thermal energy in 2005. Their share in the total heat demand amounted to 20,1 % и 18,0 % respectively.

Major competitors

JSC "Samaraenergo" is the natural monopolist in the market of electric energy manufacturing on the territory of Samara region where the basic economic activities are carried out. JSC "Samaraenergo" also carries out the centralized heat supply to large cities of the region (Samara, Togliatti, Syzran, Novokuybyshevsk) and has more than a 50 % share in the market of heat supply.

Branch risks

The following factors influenced Samaraenergo activity in 2005:

Operation in competitive power wholesale market sector (5-15%) and power wholesale market deviation sector;

JSC Samaraenergo reorganization: fixed assets transfer to authorized capitals of JSC Volga TGC and JSC Volga IDC.

3.1. Principles. Documents.

Corporate mission of JSC "Samaraenergo" is uninterrupted and accident-free power supply to the population and the enterprises of the Samara region ensuring social and industrial development. Being a commercial entity, the Company works for profit increase, while strengthening of shareholders and future investors trust. Business of the Company is based on requirements of the Russian legislation and other legal norms, particularly those of Federal Securities Committee of Russia, thus securing the protection of the shareholders' and investors' rights. The Company provides a transparency and information openness by means of regular coverage of the basic events and problems of a power supply system in mass-media and in specialized publications, accommodation of messages on the most important facts in a news lines of news agencies, as well as publication of the major documents and information materials on the Company Web-site. Control and assessment of business management quality is provided in particular, by quarterly consideration of the operating company reports on management efficiency by the Board of Directors, as well as quarterly rating assessments of corporate financial status in compliance with internal standards.

JSC "Samaraenergo" has no internal document regulating the norms of the issuer's corporate performance. However, the Company observes the main principles of corporate performance specified by the Code of Corporate Performance, recommended by Federal Securities Committee of Russia. All shareholders of the Company irrespective to their share have the opportunity to operate the Company by participation in general meetings, to receive dividends, get complete and reliable information of the Company. Board of directors elected by shareholders on an alternative basis by means of cumulative voting carries out strategic management of the Company, the sphere of Board of Directors jurisdiction in the Company management constantly extends. The executive office, functions of which were delegated to the management company (JSC "SIMPC"), provides effective management of the Company current activity according to the corporate financial and economic plan and is accountable to Board of Directors and the Company shareholders. The Company observes a principle of duly information disclosure. Efficient Company management is combined with observance of state and municipal interests. Financial and economic activity of the Company is controlled by means of internal audit and external auditor selected by shareholders meeting from the list of nominees, offered by the shareholders.

According to the Corporate Performance Code recommended by Federal Securities Committee of Russia, and the company By-Laws the target committees were created within the limits of Board of Directors (auditing committee and staff and compensations committee), consisting of the most skilled professionals in corresponding sphere.

The Company financial statements are made both according to the Russian standards and the International Financial Reporting Standards that guarantees its transparency for shareholders and creditors.

Alongside with the Company By-Laws the following corporate documents approved by the shareholders meeting are effective:

— Regulations on the order of JSC "Samaraenergo" shareholders meetings preparation and holding;

— Regulations on JSC "Samaraenergo" auditing committee;

— Regulations on the order of Board of Directors meetings convocation and holding;

— Regulations on compensations and indemnifications payment to Board of Directors members;

Regulations on compensations and indemnifications payment to members of the Auditing Committee.

3.2. Information on the Company management and control bodies members

3.2.1. Board of Directors

According to the Company By-Laws Board of Directors consists of 10 members of Board of Directors. There are 6 independent directors in the structure of Board of Directors. The current Board of Directors was elected 17.06.05 by annual shareholders meeting basing on the results of 2004.

Mr. Boris Fedorovich Remezentsev - Chairman of the Board of Directors, first elected by shareholders meeting on 3.12.99, member of the Board since 1993. Year of birth - 1937, citizenship - Russia, higher technical education, before being elected the Chairman of the Board of Directors held the post of the General Director of «Samaraenergo». Membership in executive offices and boards of directors of other companies: JSC "Energopolis" (member of the Board of Directors). A share in the authorized capital of the Company: 0,01 %. Remuneration (refund of charges), paid in 2005 - 466 804 rbl.

Mr. Dmitry Igorevich Azarov - member of the Board since 2002. Year of birth - 1970, citizenship - Russia, higher technical and financial education, general director of JSC "Mid-Volga gas company", general director of JSC "Samaragas" (pluralistically). Membership in executive offices and boards of directors of other companies: Samara regional association of gas distribution institutions - the general director; JSC "A-TEKS" - Chairman of Board of Directors. Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005– 304 812 rbl.

Mrs. Natalia Grigorievna Boyko – member of the Board since 2005. year of birth - 1965, citizenship - Russia, higher technical and financial education, head of retail markets division of JSC RAO UES of Russia Reform Control Center Market Department. Membership in executive offices and boards of directors of other companies: JSC Oka Territorial Generating Company, JSC Cheboksary Hydroelectric Power Station (member of the Board). Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005 - 85 026 rbl.

Mr. Oleg Markovich Dubnov - member of the Board since 2004. Year of birth - 1971, citizenship - Russia, higher legal education, deputy general director, first deputy general director of «Professional Directors Institute» Fund (Moscow). Membership in executive offices and boards of directors of other companies: JSC "Corporate Service Systems", JSC "Stavropol Power Station", JSC "Vologdaenergo", JSC "Ivenergo", JSC "Kamchatskenergo", JSC "Kostromaenergo", JSC "Mosenergo", JSC "Nizhnovenergo", JSC "Samaraenergo", JSC "Saratovenergo" JSC "Tulenergo" JSC "Belgorodenergoservice", JSC "Buriatenergoremont", JSC «Vologda integrated poultry farm», JSC "Voronezhenergo", JSC "Kostroma state district power station thermal and underground communications repair and service", JSC "Stavropo lspetzenergoremont" JSC "Syktyvkar Heat Investment Company", JSC "Voronezhenergoremont" JSC "TGC-4", JSC "TGC-5", JSC «ТГК-13", JSC «ТГК-14», JSC Arkhangesk Generating Company", JSC "Astrakhan Mains", JSK "Voronezh Mains Company", JSC "Volga GC", JSC «Power station-4», JSC «Power station-24", JSC "Dagestan regional Generating Company", JSC Zhigulevsk Hydroelectric Station", JSC "Zeisk Hydroelectric Station", JSC "Kirov Management Power Company", JSC 'Marijskaya Power sales Company", Mosenergosbyt, JSC "Novgorod Power sales Company", JSC «OGC-1». JSC "Orel Generating Company", JSC "Perm Generating Company", JSC "Rostov Generating Company", JSC «Smolensk Power station», JSC "Tver Generating Company", JSC "Chelyabenergosbyt", JSC "Yaroslavl Power Company" - member of the Board. Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005 году – 323 134 rbl.

Mr. Alexey Vladimirovich Kalinin - member of the Board since 2003. Year of birth - 1959, citizenship - Russia, higher technical education, Cand.Tech.Sci., joint manager partner of the Company "Bering Vostok Capital Partners", head of the department at Moscow power institute. Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005 – 316 582 rbl.

Mr. Rodion Suerovich Kim - member of Board of Directors since 2002. Year of birth - 1955, citizenship - Russia, higher education, candidate of philosophical sciences, head of PR Department of RAO "UES of Russia". Membership in executive offices and boards of directors of other companies: JSC "Kaluga Mains Network Company", JSC "Jurenergo-EEC", JSC "DVMPC" (member of Board of Directors); Interbranch association of electric power industry employers (member of the supervisory board). Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005– 302 053 rbl.

Mr. Vasily Vladislavovich Nikonov - member of Board of Directors since 2004. Year of birth - 1972, citizenship - Russia, higher technical and economic education, General Director and President of JSC "Volga TGC", in 2005 - Deputy Managing Director of RAO "UES of Russia" Business-unit 2. Membership in executive offices and boards of directors of other companies: JSC "Central Moscow Depositary", JSC "Volga TGC" - member of the Board; JSC "Orenburgenergo" – Deputy Chairman of the Board; JSC "Orenburg Heat Generating Company", JSC Penza Generating Company, JSC "Saratovenergo", JSC "Vladinir Power Company", JSC "Troitsk Power Station", JSC "Tumen Regional Generating Company", JSC "Khakasenergo", JSC "Yajvinskaya Power Station", JSC "Smolensk Power station", JSC "Chelyabinsk Generating Company – Chairman of the Board. Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005– 306 339 rbl.

Mr. Valery Vladimirovich Sotnikov - member of the Board since 2004. Year of birth - 1972, citizenship - Russia, higher economic education, General Director and member of the Supervisory Board of JSC "TRINFICO Investments». Membership in executive offices and boards of directors of other companies: JSC «TRINFIKO Management Company» (TRINFICO Asset Management) - member of the Board; JSC «TRINFICO Holdings» - Chairman of Board of Directors; JSC «TRINFICO Capital» - chairman of Board of Directors. Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005- 304 812 rbl.

Mr. Pavel Mihajlovich Tepluhin - member of Board of Directors since 2002. Year of birth - 1964, citizenship - Russia, higher education, Cand.Econ.Sci., the President of the Operating Company "Troyka Dialog". Membership in executive offices and boards of directors of other companies: JSC "Troyka Dialog" Management Company" and JSC "Mototrust" (member of the supervisory board), JSC «Arbat Prestige», JSC "Open Investments" - member of the Board, JSC "Varvarino" - general director. Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005- 305 169 rbl.

Mrs. Elena Nikolaevna Ulanovskaya - member of Board of Directors since 2005. Year of birth - 1976, citizenship - Russia, higher legal education, head of department, information, analysis and RAO "UES of Russia" representatives work in affiliated companies management bodies, Division of corporate management, Business unit №2 JSC RAO «UES of Russia». Membership in executive offices and boards of directors of other companies: JSC «BSDPS-1», JSC «UPMC», JSC «Nomsk power management company», JSC «TGC-10», JSC «Elektroopora-P», NP «INVEL», JSC «Saratovenergospetsremont» , JSC «Sbytenergo», JSC «Energoteplokontrol», JSC «Saratovenergose tremont», JSC «Nizhegorodskaya sales company», JSC «SDPS-4», JSC «KATEKenergoremont», JSC «Krasnoyarskenergoremont», - member of the Board. Owns no share in the authorized capital of the Company. Remuneration (refund of charges), paid in 2005- 85 026 rbl.

Before the annual shareholders meeting on results of 2004 Mrs. Boiko N.G. and Mrs. Ulanovskaya E.N. were not the Board of Directors members, instead Mr. Avitesyan and Mr. Shtykov D.V. were the Board members (their remuneration and refund of charges, paid in 2005, were, 221 960 rbl. and 238 108 rbl. accordingly).

In compliance with the current "Regulations on rewards and compensations payment to the members of the Board of Directors of Samaraenergo" the amount of 3 197,5 thousand rubles was paid to the members of the Board of Directors in 2005.

Transactions between members of Board of directors and the Company in 2005 were not made; claims to members of Board of Directors were not sued.

3.1.1. Board of Directors Committees

Te following committees were created within JSC «Samaraenergo» Board of Directors:

Committee on audit:

President:	Azarov, Dmitry Igorevich	- general director of JSC "Mid-Volga gas company"
Members:	Kim, Radion Suerovich	- head of PR and governmental bodies interaction Department of RAO "UES of Russia"

Human resources and remuneration committee:

President:	Teplukhin, Pavel Nikolaevich	- President, JSC «Management Company «Troyka Dialogi
	Azarov, Dmitry Igorevich	- general director of JSC "Mid-Volga gas company"
Members:	Kalinin, Alexey Vladimirovich	- managing director, «Bering Vostok Capital Partnersi

In 2005 issues of financial reporting, Company auditor conclusion and remuneration were discussed at the committees meetings.

3.1.2. Auditing Committee

According to the Company By-Laws, the Auditing Committee consists of 5 persons. The current members of the Auditing Committee were elected on 17.06.05 by annual shareholders meeting basing on the results of 2004.

Mr. Ganin, Alexander Evgenievich - head of finance and economics division, JSC "SIMPC"

Mrs. Evseenkova Elena Vladimirovna – Head of department, economic planning and financial control, Business unit №2 JSC RAO «UES of Russia»

Mrs. Ivanova, Ksenia Valerievna – Senior expert, Corporate information department, Corporate management department, Corporate center JSC RAO «UES of Russia»

Mrs. Lyudmila Romanovna Matjunina - Deputy Head of RAO "UES of Russia", Financial Audit Department, Corporate center, JSC RAO «UES of Russia». Remuneration (refund of charges), paid in 2005 – 82 890 rbl.

Mrs. Smornova Elena Evgenievna – Department head, Economic planning and financial control division, Business unit №2 JSC RAO «UES of Russia»

Before the annual shareholders meeting on results of 2004 Ganin A.E., Evseenkova E.V., Ivanov K.V. and Smirnova E.E. were not the Auditing Committee members, instead Gatsunaev A.N., Zhelyabovsky Y.A., Kartsev D.A. participated in the Auditing Committee (their remuneration and refund of charges, paid in 2005, amounted to 66 312 rbl.) and Mednikov A.Y. (remuneration and refund of charges, paid in 2005, amounted to 55 260 rbl.). In compliance with the current Regulations on Rewards and Compensations Payment to the Members of the Auditing Committee of Samaraenergo the amount of 204,5 thousand rubles was paid in 2005.

Transactions between members of the Auditing Committee and the Company in 2005 were not made; claims to members of the Auditing Committee were not sued.

3.1.3. General Director

By the decision of shareholders general meeting of "Samaraenergo" dated 16.02.01 the functions of the corporate sole managing body were delegated to the operating institution - JSC «Mid-Volga Inter-regional Managing Power Company» (hereinafter JSC "MIMPC"). JSC " MIMPC " is 100 % owned by RAO «UES of Russia». Mr. Vladimir Vilgelmovich Dikop is the acting General Director of JSC "MIMPC". The board of directors of JSC "MIMPC" consists of:

Mr. Vladimir Evgenevich Avetisjan - Member of Board RAO «UES of Russia», Managing director of RAO "UES of Russia " (Business-unit 2)

Mr. Vladimir Vilgelmovich Dikop - acting General Director of JSC "MIMPC"

Mrs. Marina Konstantinovna Kopieva – deputy head of economic planning and financial control department Business unit №2 JSC RAO «UES of Russia»

Mrs. Elena Alexeevna Medvedeva – department head, department of standards, reforms management center JSC RAO «UES of Russia»

Mrs. Tatyana Alexandrovna Seliverstova – senior expert, corporate management department Business unit №2 JSC RAO «UES of Russia»

Mr. Sergey Borisovich Sidorov – head of department, internal audit, Corporate center, JSC RAO «UES of Russia»

Mr. Dmitry Victorovich Fedorchuk – head of department, corporate management, Business unit №2 JSC RAO «UES of Russia»

In compliance with the Contract No 1/01012004-CMP dated 1.1.2004, covering the joint-stock company of power and electrification «Samaraenergo» Management Body powers, the amount of 115,2 million rubles was paid to the Management Body as remuneration for effective management and compensation of expenses incurred for the four quarters of 2005 and on the basis of 2004 results.

3.1.4. Executive Board

JSC «Samaraenergo» has no corporate executive board in compliance with the By-Laws.

3.2. Affiliated and dependent companies.

Affiliated Company	Major activities	Investments, thousand rbl	Share in authorized capital, %, as of 31.12.2005
JSC "Social Amenities Enterprise"	Social amenities maintenance	150	100
JSC "AKPO"	Antirust pipes treatment	266,19	97,86
JSC FTD "Samaraenergo"	Commercial	51	51

The Company share of ordinary stock in JSC «Social Amenities Enterprise», JSC «AKPO», JSC «FTD Samaraenergo» has not changed since 2002.

Dependent company	Major activities	Investments, thousand rbl	Share in authorized capital, %, as of 31.12.2005
Security company "Energozaschita"	Security	50	50
JSC " Turboenergoservice"	Gas turbines manufacture	40	40
JSC "Samara cheese"	Creamery construction	85,32	31,31

The Company owns common shares of JSC «Turboenergoservice» and shares of authorized capitals of JSC «Energozaschita» and JSC «Samara cheese». Share in dependent companies authorized capital have not been subject to changes since 2002.

In 2005 the company transferred shares of JSC «SPRS», JSC «SESR», JSC «SKP» to JSC «Volga TGC» authorized capital and sold 100% share of JSC «ERC», shares of JSC «Rosscat».

3.3 Information on substantial facts (according to Federal Securities Committee classification)

NOTIFICATION
ON SUBSTANTIAL FACT
"INFORMATION ON DATES OF ISSUER REGISTER CLOSURE"

1. The issuing company full name with its legal type indication - **Open joint-stock company of power and electrification «Samaraenergo»**
2. Location of the issuer - **Russia, 443100, Samara, Majakovskogo street, 15**
3. Identification number of the tax-payer - **6315222985**
4. The issuer unique code given by registering body - **00127-A**
5. The code of substantial fact – **0800127A11042005**
6. The Internet address used by the issuer for information on substantial facts publication - **http://www.samaraenergo.ru**
7. Name of the periodical used by the issuer for information on substantial facts publication - **«the Samara news», «the Appendix to the Bulletin of Federal Securities Committee of Russia».**
8. Kind, category (type), serial number and other identification attributes of securities: **common registered uncertified shares**
9. of the list of nominal securities owners creation, - **annual shareholders meeting.**
10. Date of the list creation, - **07 April 2005.**
11. Date of protocol of the issuer's authorized managing body session drawing up, where the decision on date of drawing up of the issuer's nominal securities owners list or other decision was made, which was the basis for deadline of such list creation by calculation without separate decision on date of such list creation – **11 April 2005 (Board of Directors meeting protocol №21/155 dd 07.04.05).**

NOTIFICATION
ON SUBSTANTIAL FACT
" INFORMATION ON DATES OF ISSUER REGISTER CLOSURE "

1. The issuing company full name with its legal type indication - **Open joint-stock company of power and electrification «Samaraenergo»**
2. Location of the issuer - **Russia, 443100, Samara, Majakovskogo street, 15**
3. Identification number of the tax-payer - **6315222985**
4. The issuer unique code given by registering body - **00127-A**
5. The code of substantial fact – **0800127A26042005**
6. The Internet address used by the issuer for information on substantial facts publication - **http://www.samaraenergo.ru**
7. Name of the periodical used by the issuer for information on substantial facts publication - **«the Samara news», «the Appendix to the Bulletin of Federal Securities Committee of Russia».**
8. Kind, category (type), serial number and other identification attributes of securities: **common registered uncertified shares**
9. of the list of nominal securities owners creation, - **annual shareholders meeting.**
10. Date of the list creation, - **03 May 2005.**
11. Date of protocol of the issuer's authorized managing body session drawing up, where the decision on date of drawing up of the issuer's nominal securities owners list or other decision was made, which was the basis for deadline of such list creation by calculation without separate decision on date of such list creation – **26 April 2005 (Board of Directors meeting protocol №23/158 dd 25.04.05).**

NOTIFICATION
ON SUBSTANTIAL FACT
"DATA ON EMERGENCE OF NEW PERSONS IN THE ISSUER REGISTER, OWNING MORE THAN 25 PERCENT OF ISSUING SECURITIES "

1. General information

1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-5
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	07

2. Content of notification

2.1. Kind, category (type), serial number and other identification attributes of securities – common registered uncertified shares
2.2. Physical person surname, name, patronymic or full and reduced company name (the name of the noncommercial institutions), location and mail address of the legal person registered in register system of the issuer's securities owners, with special indication in case this person is a nominal securities owner - JSC «depositary and corporate technologiesj (nominal holder)
2.3. A share of the issuer's securities registered in the name of the person, registered in register system of the issuer's securities owners – 55,35%
2.4. Date of credit entry in the personal account of the person registered in register system of the issuer's securities owners - 26.06.05 д

NOTIFICATION
ON SUBSTANTIAL FACT
"INFORMATION ON GENERAL SHAREHOLDERS MEETINGS DECISIONS"

1. General information

1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-5
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	1000127502062005

2. Content of notification
2.1. General meeting type (annual, special): special
2.2. Form of meeting holding – absentee ballot
2.3. Date and place of the meeting – last date of voting papers reception - 23 May 2003.
2.3. General meeting quorum – on issue є 1 - 77,5199%, on issue є 2 - 77,5199%
2.4. Issues put to the vote and results of voting:
ISSUE є 1: Approval of agreement on JSC «Volga TGCj , establishment, that is an interested-party transaction.

Voting results:	Number of votes	% of all having the vote
«FORj	1 233 098 243	77,4389
«AGAINSTj	21 203	0,0013
«ABSTAINEDj	1 210 016	0,0760

ISSUE є 2: Approval of agreement on JSC «Volga IGCj , establishment, that is an interested-party transaction.

Voting results:	Number of votes	% of all having the vote
«FORj	1 233 074 002	77,4374
«AGAINSTj	21 203	0,0013
«ABSTAINEDj	1 224 576	0,0769

2.5. Wording of the general shareholders meeting resolutions:
DECESION ON ITEM є 1:
To approve agreement on JSC «Volga TGCj , establishment, that is an interested-party transaction, on the following essential terms:
1. Parties of agreement: JSC «Samaraenergoj , JSC «Saratovenergoj , JSC «Ulyanovskenergoj (hereinafter – the Founders).
2. JSC «Volga TGCj authorized capital will amount to 22 830 000 000 (twenty two billion eight hundred thirty million) rubles and will be divided for 22 830 000 000 (twenty two billion eight hundred thirty million) common registered shares with nominal value of 1 (one) ruble each.
3. JSC «Volga TGCj shall be distributed among the founders in the following way:
- JSC «Samaraenergoj - 14 257 063 885 (Fourteen billion two hundred fifty seven million sixty three thousand eight hundred eighty five) common registered shares;
- JSC «Saratovenergoj - 5 030 695 278 (Five billion thirty million six hundred ninety five thousand two hundred seventy eight) common registered shares;
- JSC «Ulyanovskenergoj - 3 542 240 837 (three billion five hundred forty two million two hundred forty thousand eight hundred thirty seven) common registered shares;
4. Form of shares payment:
- JSC «Samaraenergoj - with property market value of which, as determined by independent appraiser amounts to 14 207 886 197 (Fourteen billion two hundred seven million eight hundred eighty six thousand one hundred ninety seven) rubles, and by cash assets in the amount of 49 177 688 (eighty nine million one hundred seventy seven thousand six hundred eighty eight) rubles;
- JSC «Saratovenergoj - with property market value of which, as determined by independent appraiser amounts to 5 030 695 278 (Five billion thirty million six hundred ninety five thousand two hundred seventy eight) rubles;
- JSC «Ulyanovskenergoj - with property market value of which, as determined by independent appraiser amounts to 3 542 240 837 (three billion five hundred forty two million two hundred forty thousand eight hundred thirty seven) rubles.
5. In case discharge of the Founder's obligation regarding transfer of the above property is

impossible due to lack of property right for this property as of the moment of obligations discharge or the property is obviously damaged so that its useful characteristics are lost or deteriorated, if elimination of such defects incurs expenses comparable to the property value, as well as in case of property retirement or any other similar circumstances, the Founder shall transfer the equivalent cash amount in JSC «Volga TGCj shares paying off.
6. Order (term) of JSC «Volga TGCj shares payment – in accordance with current legislation on joint-stock companies.
7. Validity period of agreement: agreement on JSC «Volga TGCj establishment comes into force from the moment of its signing by all the Founders, but not earlier than it is approved by the authorized management bodies of each of the Founders and is valid for a year from the moment of the Company state registration or until the complete payment of the Company authorized capital, whichever occurs first.
8. Rights and obligations of JSC «Ulyanovskenergoj , JSC «Samaraenergoj и JSC «Saratovenergoj in respect to JSC «Volga TGCj establishment and the order of their interaction in the course of JSC «Volga TGCj establishment are covered by draft Agreement on JSC «Volga TGCj establishment.
Other essential provision of the agreement:
• The founders shall bear expenses for JSC «Volga TGCj establishment in the amount of 1/3 of total expenses.
• JSC «Samaraenergoj shall carry out JSC «Volga TGCj state registration.

DECISION ON ITEM є 2:
To approve agreement on JSC «Volga IDCj , establishment, that is an interested-party transaction, on the following essential terms:
1. Parties of agreement: JSC «Samaraenergoj , JSC «Saratovenergoj , JSC «Ulyanovskenergoj (hereinafter – the Founders).
2. JSC «Volga IDCj authorized capital will amount to 12 673 000 000 (Twelve billion six hundred seventy three million) rubles and shall be divided into 12 673 000 000 (Twelve billion six hundred seventy three million) common registered shares with nominal value of 1 (one) ruble each.
3. JSC «Volga IDCj shall be distributed among the founders in the following way:
- JSC «Samaraenergoj - 6 593 461 188 (Six billion five hundred ninety three million four hundred sixty one thousand one hundred eighty eight) common registered shares;
- JSC «Saratovenergoj - 5 012 579 313 (Five billion twelve million five hundred seventy nine thousand three hundred thirteen) common registered shares;
- JSC «Ulyanovskenergoj - 1 066 959 499 (One billion sixty six million nine hundred fifty nine thousand four hundred ninety nine) common registered shares;
4. Form of shares payment:
- JSC «Samaraenergoj - with property market value of which, as determined by independent appraiser amounts to 6 543 975 509 (Six billion five hundred forty three million nine hundred seventy five thousand five hundred and nine) rubles and by cash assets in the amount of 49 485 679 (Forty nine million four hundred eighty five thousand six hundred seventy nine) rubles;
- JSC «Saratovenergoj - with property market value of which, as determined by independent appraiser amounts to 5 012 579 313 (Five billion twelve million five hundred seventy nine thousand three hundred thirteen) rubles;
- JSC «Ulyanovskenergoj - with property market value of which, as determined by independent appraiser amounts to 1 066 959 499 (One billion sixty six million nine hundred fifty nine thousand four hundred ninety nine) rubles.
5. In case discharge of the Founder's obligation regarding transfer of the above property is impossible due to lack of property right for this property as of the moment of obligations discharge or the property is obviously damaged so that its useful characteristics are lost or deteriorated, if elimination of such defects incurs expenses comparable to the property value, as well as in case of property retirement or any other similar circumstances, the Founder shall transfer the equivalent cash amount in JSC «Volga IDCj shares paying off.
6. Order (term) of JSC «Volga IDCj shares payment – in accordance with current legislation on joint-stock companies.
7. Validity period of agreement: agreement on JSC «Volga IDCj establishment comes into force from the moment of its signing by all the Founders, but not earlier than it is approved by the authorized management bodies of each of the Founders and is valid for a year from the moment of the Company state registration or until the complete payment of the Company authorized capital, whichever occurs first.
8. Rights and obligations of JSC «Ulyanovskenergoj , JSC «Samaraenergoj и JSC «Saratovenergoj in respect to JSC «Volga TGCj establishment and the order of their interaction in the course of JSC «Volga IDCj establishment are covered by draft Agreement on JSC «Volga TGCj establishment.
Other essential provision of the agreement:
• The founders shall bear expenses for JSC «Volga IDCj establishment in the amount of 1/3 of total expenses.
JSC «Samaraenergoj shall carry out JSC «Volga IDCj state registration

NOTIFICATION ON SUBSTANTIAL FACT " INFORMATION ON GENERAL SHAREHOLDERS MEETINGS DECISIONS "

1. General information

1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-Б
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	1000127Б23062005

2. Content of notification
2.1. General meeting type (annual, special) - annual
2.2. Form of meeting holding – meeting
2.3. Date and place of the meeting – 17 йя о 2005 д
2.3. General meeting quorum – on all issues of the agenda - 89,3373%
2.4. Issues put to the vote and results of voting:

ISSUE є 1: Approval of annual report, annual accounting report, including the Company profit and loss account, report on the Company profit distribution (including dividends payment) and losses as of 2004.

Voting results:	Number of votes	% of all having the vote
«FORj	3 186 221 059	99,9978
«AGAINSTj	0	0,0000
«ABSTAINEDj	4 640	0,0001

ISSUE є 2: Board of Directors members election.

	NAME OF CANDIDATE	votes	%
1	Remezentsev Boris Fedorovich	3 459 366 780	10,8570
2	Nikonov Vasily Vladislavovich	3 302 041 980	10,3633
3	Boiko Natalia Grigorievna	3 301 977 180	10,3631
4	Dubnov Oleg Markovich	3 301 940 480	10,3630
5	Kim Radion Suerovich	3 301 812 980	10,3626
6	Ulanovskaya Elena Nikolaevna	3 290 384 720	10,3267
7	Azarov Dmitry Igorevich	2 951 538 920	9,2632
8	Sotnikov Valery Vladimirovich	2 951 437 360	9,2629
9	Teplukhin Pavel Mikhailovich	2 951 359 466	9,2627
10	Kalinin Alexey Vladimirovich	2 951 344 654	9,2626
11	Nepsha Valery Vasilievich	11 335 554	0,0356
12	Shtykov Dmitry Viktorovich	34 860	0,0001
13	Orlov Alexander Konstantinovich	22 106	0,0001
14	Chaburin Alexander Alexandrovich	0	0,0000
AGAINST all candidates		0	0,0000
ABSTAINED on all candidates		0	0,0000

ISSUE є 3: Election of the Company Auditing Committee.

	Candidate	votes FOR	votes %	votes AGAINST	ABSTAINED
1	Ganin Alexander Evgenievich	3 185 784 993	99,9841	0	493 640
2	Smirnova Elena Evgenievna	3 185 784 693	99,9841	300	493 640
3	Ivanova Ksenia Valerievna	3 185 772 023	99,9837	300	493 640
4	Matunina Ludmila Romanovna	3 185 771 953	99,9837	300	493 640
5	Evseenkova Elena Vladimirovna	3 185 764 673	99,9835	300	500 920

ISSUE є 4: Nomination of the Company auditor.

Voting results:	Number of votes	%
«FORj	3 186 220 225	99,9978
«AGAINSTj	0	0,0000
«ABSTAINEDj	3 640	0,0001

ISSUE є 5: Amendments to the Company By-laws approval

Voting results:	Number of votes	%
«FORj	1 991 791 115	62,5113
«AGAINSTj	1 191 906 212	37,4073
«ABSTAINEDj	2 581 376	0,0810

ISSUE є 6: Amendments to internal documents regulating the Company management bodies.

Voting results:	Number of votes	%
«FORj	3 183 318 383	99,9067
«AGAINSTj	2 466 680	0,0774
«ABSTAINEDj	493 640	0,0155

ISSUE є 7: Approval of Regulations "on JSC «Samaraenergoj Executive Board".

Voting results:	Number of votes	%
«FORj	1 994 225 461	62,5877
«AGAINSTj	1 189 482 912	37,3313
«ABSTAINEDj	2 568 510	0,0806

2.5. Wording of the general shareholders meeting resolutions:

RESOLUTION ON ISSUE є 1:
1. To approve the annual Company report, the Company accounting statement, including profit and loss account for 2004 fiscal year.
2. To approve the following Company profit (loss) distribution for 2004 fiscal year:

	(thousand rubles)
Retained profit (loss) of reporting period:	440 197
Distribute among: Reserve fund	2 987
Investments	291 880
Dividends	145 330
Repayment of the previous years losses	-

3. To pay the Company common share dividends as on 2004 results at a rate of 0,034438 rbl. per one Company common share in cash within 60 days from the date of decision on such payment made;
4. To pay the Company preference share dividends as on 2004 results at a rate of 0,0431 rbl. per one Company preference share in cash within 60 days from the date of decision on such payment made

RESOLUTION ON ISSUE є 2:
To elect the Company Board of Directors consisting of: Azarov Dmitry Igorevich, Boiko Natalia Grigorievna, Dubnov Oleg Markovich, Kalinin Alexey Vladimirovich, Kim Radion Suerovich, Nikonov Vasily Vladislavovich, Remezentsev Boris Fedorovich, Sotnikov Valery Vladimirovich, Teplukhin Pavel Mikhailovich, Ulanovskaya Elena Nikolaevna.

RESOLUTION ON ISSUE є 3:
To elect the Company Auditing committee consisting of: Ganin Alexander Evgenievich, Evseenkova Elena Vladimirovna, Ivanova Ksenia Valerievna, Matunina Ludmila Romanovna, Smirnova Elena Evgenievna .

RESOLUTION ON ISSUE є 4:
To nominate CJSC "PricewaterhouseCoopers Audit" (License є Ж000376 issued on May 20, 2002) to be the Company Auditor.

RESOLUTION ON ISSUE є 5:
To approve Amendments to the Company By-laws – NOT APPROVED

RESOLUTION ON ISSUE є 6:
To introduce the following amendments to regulations "on Order of JSC "Samaraenergo" Board of Directors meetings convocation and holding":
Paragraph 1 of item 6.8.
To substitute «10 (ten) daysj for «11 (eleven) working daysj ;
Paragraph 2 of item 6.8. shall read as follows:
«Simultaneously with notification on the Board meeting date, the members of the Board shall receive information (materials) on the meeting agenda, including:
- Board of Directors draft decisions with explanatory notes on the Board meeting agenda issues;
- draft documents provided for the Board approval and coordination;
- minutes of meetings and discussions of management bodies or other special committees, created for these issues preliminary consideration (if applicable);
- materials that confirm information contained in draft decisions and explanatory notes;
- other information on the Board meeting agenda issues.j ;
Item 9.2.
To substitute «10 (ten) daysj for «11 (eleven) working daysj .

RESOLUTION ON ISSUE є 7:
To approve Regulations "on JSC «Samaraenergoj Executive Board".

NOTIFICATION ON SUBSTANTIAL FACT " INFORMATION ON INCOMES CHARGED AND (OR) PAID ON THE ISSUER'S SECURITIES "

1. General information	
1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-E
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	0600127523062005

2. Content of notification
2.1. Kind, category (type), serial number and other identification attributes of securities – common and preference registered uncertified shares
2.2. Shares issue (additional issue) state registration number, state registration date – 1-01-00127-E and 2-01-00127-E of 04.07.03 common and preference accordingly
2.3. Registration body that registered securities issue (additional issue) – FCSM of RF
2.4. Issuer's management body that made a decision on the issuer's shares dividends payment (declaration) or value determination (value determination order) of the interest (warrant) on the issuer's bonds – annual shareholders meeting
2.5. Date of decision on the issuer's shares dividends payment (declaration) or value determination (value determination order) of the interest (warrant) on the issuer's bonds – 17 June 2005
2.6. Date of protocol drawing of the issuer's authorized management body meeting, that made a decision on the issuer's shares dividends payment (declaration) or value determination (value determination order) of the interest (warrant) on the issuer's bonds – 23 June 2005
2.7. Total dividends added on the issuer's share of a certain category (type), and dividend value added to one share of a certain category (type); total value of interest and/or other income, subject to payment on issuer's bonds of a certain issue (series), and value of interest and/or other income, subject to payment per one issuer's bond of a certain issue (series) – 122 826 thousand rubles to be paid for common shares, 22 504 thousand rubles for preference shares, 0,034438 rubles per one common share, 0,0431 rubles per one preference share.
2.8. Form of income on the issuer's securities payment (monetary funds, other property) - monetary funds
2.9. Date of discharge of obligation on income on the issuer's securities payment (dividends on shares, income (interest, nominal value) on bonds), in case discharge of obligation on income on the issuer's securities payment shall be performed within a certain period of time, - end of this period – 16 August 2005
2.10. Total value of the issuer's shares of a certain category (type) dividends paid; total value of interest and/or other income, paid for issuer's bonds of a certain issue (series) – in total 145 330 thousand rubles are allocated for dividends payment.

NOTIFICATION ON SUBSTANTIAL FACT " INFORMATION ON ISSUER'S INDIVIDUAL TRANSACTIONS, AMOUNT OF WHICH OR PROPERTY VALUE OF WHICH MAKES UP 10 OR MORE PERCENT OF THE ISSUER'S ASSETS AS OF THE TRANSACTION DATE "

1. General information	
1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-E
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	0400127E18072005

2. Content of notification
2.1. Type and subject of transaction – Agreement conclusion on JSC "Volga TGC"
2.2. Content of transaction, including civil rights and liabilities, establishment, alteration or termination of which are affected by this transaction – Open Joint-Stock Company of Power and Electrification «Samaraenergoj , Open Joint-Stock Company of Power and Electrification «Saratovenergoj , Open Joint-Stock Company of Power and Electrification of Ulyanovsk region «Ulyanovskenergoj (founders) undertake to establish Open Joint-Stock Company «Volga Territorial Generating Companyj (hereinafter – the Company), to pay the Company shares, to bear expenses for the Company establishment.
2.3. Transaction discharge term, transaction parties and beneficiaries, transaction value in money terms and in percentage of issuer's assets value – parties: JSC «Samaraenergoj , JSC «Saratovenergoj , JSC «Ulyanovskenergnj (founders) – are obliged within 3 months from the date of the Company state registration to transfer the property to the Company, monetary value of which is not less than 50% of the monetary value of all property subject to transfer in payment for the Company shares, within a year from the date of the Company state registration, to transfer all the property subject to transfer in payment for the Company shares, to cover all expenses for state registration; JSC «Samaraenergoj is obliged to contribute the property, monetary value of which in compliance with the independent appraiser's valuation and founders decision amount to 14 207 886 197 (Fourteen billion two hundred seven million eight hundred eighty six thousand one hundred seven) rubles as well as cash assets in the amount of 49 177 688 (Forty nine million one hundred seventy seven thousand six hundred eighty eight) rubles, that makes up 49,96% of the issuer's shares.
2.4. Issuer's assets value as of the last day of the reporting period (quarter, year) prior to transaction (agreement date) recorded in accounting statements in compliance with Russian legislation – 28 536 020 thousand rubles.

2.5. date of transaction (agreement conclusion) – 18 July 2005
2.6. Information on transaction approval, in case of major transaction of the issuer's interest:
2.6.1. Transaction category (major transaction; interested-party transaction; major interested party transaction) – major interested –party transaction
2.6.2. Management body of the issuer, that made decision on transaction approval – general shareholders meeting
2.6.3. Date of transaction approval – 23 н б 2005 дnе6
2.6.4. Date and number of the protocol of the issuer's authorized management body meeting, where the decision of transaction approval was made – protocol є 2005-1г, date - 02.06.05.

NOTIFICATION ON SUBSTANTIAL FACT
" INFORMATION ON DATES OF ISSUER REGISTER CLOSURE "

1. General information	
1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-Е
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	0800127Б08082005
2. Content of notification	

2.1. Kind, category (type), serial number and other identification attributes of securities: common and preference registered uncertified shares
2.2. Purpose of the list of registered securities owners creation, - special shareholders meeting
2.3. Date of the list creation – 12 August 2005
2.4. Number and date of protocol of the issuer's authorized managing body session drawing up, where the decision on date of drawing up of the issuer's registered securities owners list or other decision was made, which was the basis for deadline of such list creation by calculation without separate decision on date of such list creation - 08 August 2005 – date of the Board meeting protocol є 4/165 dd 05.08.05 drawing up.

NOTIFICATION ON SUBSTANTIAL FACT
"INFORMATION ON ISSUER'S INDIVIDUAL TRANSACTIONS, AMOUNT OF WHICH OR PROPERTY VALUE OF WHICH MAKES UP 10 OR MORE PERCENT OF THE ISSUER'S ASSETS AS OF THE TRANSACTION DATE"

1. General information	
1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-Е
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	0400127Б17082005

2. Content of notification
2.1. Type and subject of transaction – Agreement conclusion on JSC «Volga Interregional Distribution Companyj
2.2. Content of transaction, including civil rights and liabilities, establishment, alteration or termination of which are affected by this transaction – Open Joint-Stock Company of Power and Electrification «Samaraenergoj , Open Joint-Stock Company of Power and Electrification «Saratovenergoj , Open Joint-Stock Company of Power and Electrification of Ulyanovsk region «Ulyanovskenergoj (founders) undertake to establish Open Joint-Stock Company «Volga Interregional Distribution Companyj (hereinafter – the Company), to pay the Company shares, to bear expenses for the Company establishment.
2.3. Transaction discharge term, transaction parties and beneficiaries, transaction value in money terms and in percentage of issuer's assets value – parties: JSC «Samaraenergoj , JSC «Saratovenergoj , JSC «Ulyanovskenergnj (founders) – are obliged within 3 months from the date of the Company state registration to transfer the property to the Company, monetary value of which is not less than 50% of the monetary value of all property subject to transfer in payment for the Company shares, within a year from the date of the Company state registration, to transfer all the property subject to transfer in payment for the Company shares, to cover all expenses for state registration; JSC «Samaraenergoj is obliged to contribute the property, monetary value of which in compliance with the independent appraiser's valuation and founders decision amount to 6 543 975 509 (Six billion five hundred forty three million nine hundred seventy five thousand five hundred five) rubles, as well as cash assets in the amount of 49 485 679 (Forty nine million four hundred eighty five thousand six hundred seventy nine) rubles, that makes up 23,75% of the issuer's assets balance value.
2.4. Issuer's assets value as of the last day of the reporting period (quarter, year) prior to transaction (agreement date) recorded in accounting statements in compliance with Russian legislation – 27 764 462 thousand rubles
2.5. Date of transaction (agreement conclusion) – 17 August 2005
2.6. Information on transaction approval, in case of major transaction of the issuer's interest:
2.6.1. Transaction category (major transaction; interested-party transaction; major interested-party transaction) – interested-party transaction
2.6.2. Management body of the issuer, that made decision on transaction approval – general shareholders meeting
2.6.3. Date of transaction approval – 23 May 2005
2.6.4. Date and number of the protocol of the issuer's authorized management body meeting, where the decision of transaction approval was made – protocol є 2005-1г, date 02.06.05.

NOTIFICATION ON SUBSTANTIAL FACT
"СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩИХ СОБРАНИЙ"

1. General information	
1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-Е
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	1000127Б10102005

2. Content of notification
2.1. General meeting type (annual, special) - special
2.2. Form of meeting holding – absentee ballot
2.3. Date and place of the meeting – last date of voting papers reception - 30 September 2005 .
2.4. General meeting quorum – on issue є 1 - 76,2088%
2.5. Issues put to the vote and results of voting:
ISSUE є 1: Reorganization of JSC "Samaraenergo" in the form of detachment, order and conditions of detachment, new companies creation, JSC "Samaraenergo" shares converting and the order of such converting, separation balance approval.

Voting results:	number of votes	% of all participants entitled to vote
«FORj	3 112 647 757	99,8933
«AGAINSTj	1 981 698	0,0636
«ABSTAINEDj	736 007	0,0236

2.5. Wording of resolutions approved by the general meeting:
RESOLUTION ON ITEM є 1:
1. To reorganize JSC «Samaraenergoj by detachment of:
- JSC «Samara Territorial Generating Companyj ,
- JSC «Samara Distributive Companyj ,
- JSC «Samara Mainlines Companyj .
2. To establish the following order and conditions of detachment:
2.1. Shares of created Companies distribution among shareholders of the Company shall be exercised on the conditions specified in item 4 of the current resolution, by the Company shares converting into the shares of created companies simultaneously with JSC "Samaraenergo" shares converting into the JSC "Samaraenergo" shares with lower face value.
2.2. The part of property, rights and obligations of the Company shall be transferred to detached companies according to the separation balance.
2.3. The order of preparation and carrying out of created companies' general shareholders meetings, as well as the procedure of voting on the agenda of the specified shareholder meetings, shall be determined by the current resolution (item 3) and the JSC "Samaraenergo" By-Laws.
2.4. Within 3 days upon the resolution-making on the Company reorganization in the form of detachment by the Company's General Shareholders Meeting the executive body of the Company shall notify the tax body on the approved resolution.
2.5. Not later than in 30 days from the date of resolution-making on reorganization in the form of detachment the executive body shall notify creditors of the Company of such resolution by registered mail, as well as publish the notification on reorganization of the Company in the periodical appropriate for the publication of information on the legal entities state registration.
2.6. Within 30 days from the date of such notification publication or within 30 days from the date of registered mail forwarding the Creditors of the Company have the right to demand in writing the termination or pre-term performance of corresponding obligations of the Company and compensation of losses. On the basis of the claims received from creditors the Company shall draw up the list of the creditors' claims already satisfied and to be satisfied.
2.7. The sole executive body shall notify the JSC "Samaraenergo" employees on JSC "Samaraenergo" reorganization resolution and carry out a complex of necessary actions on labor relations formalization according to the Labor Code of the Russian Federation.
2.8. According to article 75, item 1 of Federal Law «On Joint-stock Companies j the

shareholders of the Company who voted against the resolution on reorganization or not participated in voting on the specified item, have the right to claim the complete or partial repurchase of shares belonging to them by the Company in a way specified by the Company Board of Directors in the notification on the Company extraordinary general shareholders meeting convocation, and in accordance with the requirements of the Russian legislation.
The repurchase of shares shall be executed at a price fixed by the Company Board of Directors according to article 75, item 3 of Federal Law « On Joint-stock Companies j .
The repurchased shares shall be repaid at their repurchase and do not participate in converting.
2.9. The report on results of the Company's shares repurchase shall be approved by Board of Directors of the Company not later than in five days from the date of repayment of the redeemed shares.
As a result of the redeemed shares repayment the authorized capital of JSC "Samaraenergo" shall decrease by the amount of face-values of the extinguished shares.
3. To create the following legal entities:
- Open joint-stock company « Samara Territorial Generating Company j ,
- Open joint-stock company « Samara Distributive Company j ,
- Open joint-stock company « Samara Mainlines Company j .
3.1. To confirm, that the quantitative structure of the Board of Directors and the Auditing Committee of each of created companies shall be equal to quantitative structure of the Board of Directors and the Auditing Committee of JSC "Samaraenergo" at the moment of resolution-making on the Company reorganization.
3.2. To confirm, that the shareholders (shareholder) of JSC "Samaraenergo" possessing 2 and more percent of JSC "Samaraenergo" common shares in aggregate, have the right to forward to the Company address an offer on nominees for the Board election in each of created Companies (no more than 10 nominees for each of created Companies) and nominees for auditing committees of each of created Companies (no more than 5 nominees for each of created Companies), and also nominees for the post of general directors of created Companies (no more than one nominee for each of created Companies). Such offers should be received by the Company not later than on December, 14, 2005
The nominees shall be inscribed in the ballot for voting at general shareholders' meetings only in case offers on them are issued according to the established requirements and were delivered in time, specified in the current resolution, from the shareholders (shareholder) possessing 2 and more percent of JSC "Samaraenergo" common shares in aggregate at the moment of candidates nomination.
The specified offers shall be introduced in writing with the indication of a name (denomination) of the shareholders (shareholder) who introduced them, as well as the quantity of JSC "Samaraenergo" common shares in their (his) possession. Offers shall be signed by shareholders (shareholder).
In case the specified offers are signed by the representative of the shareholder, the power of attorney (the copy of the power of attorney certified in accordance with established procedure) issued according to requirements to power of attorney for voting of Federal Law "On Joint-stock Companies" shall be attached to such offers.
In case the offers are signed by the shareholder (his representative), whose rights for shares are included in the deposit account in depositary, the abstract of the shareholder's deposit account in the depositary that registers the rights for the specified shares should be attached to such offer.
The offer on candidates nomination should contain:
- The name of a created Company the candidate is nominated to;
- Surname, name, patronymic and the basic place of work of each candidate,
- The name of body, he is nominated to.
The Board of Directors of the Company is obliged to consider the received offers and to make a resolution on inclusion of the offered nominees in the list of the persons to be elected to the bodies of the created Company, or refusal of inclusion not later than on December, 19th, 2005.
Proposed candidates shall be included in voting ballots for elections to the respective body of created Companies, except for the following cases:
- The offer does not meet the requirements of the current item;
- The shareholders' (shareholder's) offer is received by the Company later than on December, 14, 2005;
- Shareholders (shareholder) in aggregate do not possess the necessary quantity of JSC "Samaraenergo" shares.
The motivated resolution of the Company Board of Directors on refusal of the offered candidates inclusion in the list of nominees for voting at elections to the respective body of created Companies shall be forwarded to the shareholders (shareholder) who have put forward candidates, not later than on December, 22nd, 2005.
3.3. Functions of the returning board at the general shareholders meetings of created Companies are executed by the registrar of the Company - OJSC «Central Moscow depositaryj .
3.4. To confirm, that during voting at the created Companies general shareholders meetings on the By-Laws of the created Company approval, auditing committee members and general director election, each common share of the created Company to be distributed, provides one vote to the shareholder of a created Company - the owner of common shares.
Resolutions on By-Laws of the created Company approval, auditing committee members and general director election shall be approved at the general shareholders meeting by the majority vote of the created Company shareholders - owners of the common shares participating in the created Company general shareholders meeting.
3.5. To confirm, that elections of the created Companies boards of directors shall be carried out by cumulative voting. At cumulative voting the poll, belonging to each shareholder of a created Company - the owner of common shares, is multiplied by number of persons to be elected to the Company board of directors according to item 3.1. of the current resolution. The shareholder of a created Company - the owner of common shares has the right to give the votes thus received either completely for one candidate or to distribute them between two or more candidates.
10 candidates, that gathered the majority vote are considered elected to the created Company board of directors.
3.6. The created Companies general shareholders meetings are considered competent (having quorum) if the created Companies shareholders possessing in aggregate more than a half of the corresponding created Company common shares votes participated in these meetings.
The shareholders of the created Companies registered for participation in the general shareholders meeting or the shareholders, whose voting papers are received by the Company not later than two days prior to the date of the shareholders meeting are considered the created Company general shareholders meeting participants.
3.7. In case the issues of the created Companies general shareholders meetings holding procedure are not covered by this resolution, the statutory acts of the Russian Federation, regulating the similar relationship shall be used.
4To confirm the following order of the Company shares converting.
4.1. Shares of the Company are converted into the shares of created Companies and shares of the original Company with a lower face-value and distributed among shareholders of JSC "Samaraenergo", including the shareholders who voted against or not participated in voting on the Company reorganization, proportionally to the amount of shares of the Company they possess.
One JSC «Samaraenergoj share of each category (type) is converted into the share of the similar category (type) of each of created Companies and the original Company in the amount specified in items 4.2. and 4.3. of the current resolution.
4.2. To confirm the following conversion ratios of JSC «Samaraenergoj common shares into each of created Companies and the original Company common shares, and their face-values:
Each common share of JSC «Samaraenergoj is converted simultaneously into:
1 (one) common share of JSC « Samara Territorial Generating Company j with a face-value of 0,25 rbl.,
1 (one) common share of JSC « Samara Distributive Company j with a face-value of 0,25 rbl.,
1 (one) common share of JSC « Samara Main Company j with a face-value of 0,25 rbl.,
1 (one) common share of JSC «Samaraenergoj with a face-value of 0,25 rbl.
4.3. To confirm the following conversion ratios of JSC «Samaraenergoj preference shares into each of created Companies and the original Company preference shares, and their face-values:
Each preference share of JSC «Samaraenergoj is converted simultaneously in:
1 (one) preference share of JSC « Samara Territorial Generating Company j with a face-value of 0,5 rbl.,
1 (one) preference share of JSC « Samara Distributive Company j with a face-value of 0,48 rbl.,
1 (one) preference share of JSC « Samara Main Company j with a face-value of 0,01 rbl.,
1 (one) preference share of JSC «Samaraenergoj with a face-value of 0,01 rbl.
4.4. The total amount of shares for distribution of a corresponding category (type) of each created Company and the original Company after reorganization is equal to the amount of shares of JSC «Samaraenergoj of a corresponding category (type) at the moment of decision on reorganization made (minus the shares which are the property or at the disposal of JSC «Samaraenergoj).
4.5. The amount of shares of the certain category (type) of each of created Companies and the original Company which every JSC «Samaraenergoj shareholder should receive, is equal to the amount of JSC «Samaraenergoj shares of a corresponding category (type) belonging to him.
4.6. The authorized capital of each of created Companies and the original Company after reorganization is determined by multiplication of total quantity of the corresponding Company shares to be distributed by a face-value of one share.
4.7. Authorized capitals of created Companies are formed due to reduction of the authorized capital of JSC «Samaraenergoj .
4.8. The shareholders of the Company who voted against the Company reorganization or did not participate in voting on this issue, according to paragraph 3, item 3, article 19 of the Federal Law «On Joint-Stock Companiesj shall receive shares of created Companies and the original Company of a corresponding category (type) in the amount equal to amount of the Company shares of the corresponding category (type) belonging to them.
4.9. Common shares of created Companies and the original Company confer the following rights to owners:
1) To participate personally or through representatives in the Company general shareholders meeting with a vote on all issues of its competence;
2) To make offers on the agenda of general meeting in a way stipulated by the legislation of the Russian Federation and the Company By-Laws;
3) To obtain the information on the Company activity and to familiarize with the Company documents in accordance with article 91 of the Federal Law « On joint-stock companies j , other legal acts and the Company By-Laws;
4) To receive the dividends declared by the Company;
5) The priority right to purchase additional shares distributed by public subscription and the issued securities convertible into the shares, in the quantity proportional to the quantity of common shares at hand;
6) In case of the Company liquidation to obtain a part of its property;
7) To carry out other rights provided by the legislation of the Russian Federation and the Company By-Laws.
4.10. Preference shares of type "A" of created Companies and the original Company confer the following rights to owners:
1) To receive the dividends declared by the Company;
2) The total amount paid as the dividend under each preference share of type A, is established at a rate of 10 (ten) percent of net Company profit as of the results of last fiscal year, divided by the number of shares, which constitute 25 (twenty five) percent of the Company authorized capital.
3) Thus if the amount of the dividends paid by the Company on each common share in certain year, exceeds the amount repayable as dividends on each preference share of type A, the amount of the dividend paid on preference share, should be increased up to the amount of the dividend paid on common share.
4) To participate in the general shareholders meeting with a vote on the issues of the Company

reorganization or liquidation;
5) To participate in general shareholders meeting with a vote on the issues of modification and additions to the By-Laws, that limit the rights of shareholders, type "A" preference shares owners.
6) Priority purchase of additional shares distributed by public subscription and the issued securities convertible in the shares, in the quantity proportional to quantity of type «Aj preference shares at hand;
7) To participate in general shareholders meeting with a vote on all issues of its competence, starting from the meeting that follows the annual shareholder meeting at which the resolution on dividends payment was not approved or the resolution on incomplete dividends payment on type "A" preference shares was approved irrespective of the reasons.
8) In case of the Company liquidation to obtain a part of its property on the conditions specified in item 4.11. of the current resolution.
9) To carry out other rights provided by the legislation of the Russian Federation.
4.11. In case of the Company liquidation, the residual property of the Company remaining after payments to creditors shall be distributed by the liquidation committee among the shareholders in the following sequence:
- At first payments on shares to be redeemed in accordance with item 75 of the Federal Law « On joint-stock companies j are effected;
- In the second turn the charged, but not paid dividends on type "A" preference shares and nominal (liquidation) value of type "A" preference shares belonging to the owners are paid;
- In the third turn the Company property is distributed among the shareholders that own common and preference shares of type "A".
In case the Company property does not cover the amount of charged, but not paid dividends and the liquidation value, specified by the By-Laws to all shareholders that own type "A" preference shares, the property shall be distributed among the shareholders-owners of type "A" preference shares in proportion to the amount of shares of this type belonging to them.
4.12. The Company shares, property right on which lapsed to new owners after the resolution on the Company reorganization is made and before the created Companies state registration, provide the new owners with the same rights as the shareholders who voted for the resolution on the Company reorganization.
4.13. The shares of the created Companies and the original Company, remained not distributed among the Company shareholders are considered acquired by JSC "Samaraenergo".
4.14. Shares of the created Companies are considered distributed (acquired by JSC "Samaraenergo") at the moment of the state registration of the Companies created in the course of reorganization, on the basis of the JSC «Samaraenergoj shareholder register data as on the corresponding date.
Shares of JSC «Samaraenergoj with a lower face-value are considered distributed (acquired by JSC "Samaraenergo") on the date of the state registration of the last Company, created in the course of reorganization in the form of detachment.
4.15. On the basis of the current resolution the JSC «Samaraenergoj authorized capital decreases by reduction of JSC «Samaraenergoj shares face-value.
5. To approve the separation balance of the Company.

NOTIFICATION ON SUBSTANTIAL FACT
"INFORMATION ON FACTS, THAT CAUSED ONE-TIME INCREASE OR REDUCTION OF ISSUER'S ASSETS VALUE BY MORE THAN 10 PERCENT"

1. General information	
1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-Б
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	0200127Б31102005
2. Content of notification	

2.1. Fact (facts) caused one-time increase or reduction of issuer's assets value by more than 10 percent – due to registration of affiliated companies (JSC «Volga TGCj и JSC «Volga IDCj) in the reporting quarter their share holdings, owned by the Company are recorded in the accounting statement as long-term investments.
2.2. Date of fact (facts) caused one-time increase or reduction of issuer's assets value by more than 10 percent– 31.10.2005
2.3. Issuer's assets value as of the end of the reporting period (quarter, year), prior to the period of the corresponding fact (facts) occurrence – 27 764 462 thousand rubles.
2.4. Issuer's assets value as of the end of the period (quarter, year) of the corresponding fact (facts) occurrence – 44 825 330 thousand rubles.
2.5. Issuer's assets value change in absolute figures and percentage – 61,45%

NOTIFICATION ON SUBSTANTIAL FACT
" INFORMATION ON DATES OF ISSUER REGISTER CLOSURE "

1. General information	
1.1. The issuing company full name	Open joint-stock company of power and electrification «Samaraenergoj
1.2. Abbreviation of the issuing company name	JSC «Samaraenergoj
1.3. Location of the issuer	Russia, 443100, Samara, Majakovskogo street, 15
1.4. PSRN of the issuer	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. The issuer unique code given by registering body	00127-Б
1.7. The Internet address used by the issuer for information on substantial facts disclosure	http://www.samaraenergo.ru
1.8. Name of the periodical used by the issuer for information publication	«The Samara Newsj
1.9. Substantial fact (facts) code (codes)	0800127Б11112005
2. Content of notification	

2.1. Kind, category (type), serial number and other identification attributes of securities: common registered uncertified shares
2.2. Purpose of the list of registered securities owners creation, - annual shareholders meeting
2.3. Date of the list creation – 14 November 2005
2.4. Date of protocol of the issuer's authorized managing body session drawing up, where the decision on date of drawing up of the issuer's registered securities owners list or other decision was made, which was the basis for deadline of such list creation by calculation without separate decision on date of such list creation- 11 November 2005 (date of the Board meeting protocol creation ε 11/172 dd 09.11.05)

3.3. Other

As of 31.12.05, according to JSC «Samaraenergo» By-Laws the Company distributed 4 088 729 532 shares of nominal value 1 ruble each, including 3 566 585 532 common shares and 522 144 000 preference registered uncertified shares, which were assigned state registration numbers 1-01-00127-A и 2-01-00127-A accordingly, after consolidation of additional securities issues, undertaken by Federal Securities Committee of Russia on 4.7.2003.

JSC "Samaraenergo" shares issue prior to re-registration:

1st	reg. ε 42-1P-315	common	1 926 833	reg. date - 22.04.93
		preference	288 000	reg. date - 22.04.93
2nd	reg ε 42-1-810	common	499 053 208	reg. date - 07.10.94
		preference	74 304 000	reg. date - 07.10.94
3rd	reg.ε 1-03-00127-Б	common	3 005 880 246	reg. date - 12.04.99
	reg.ε 2-03-00127-Б	preference	447 552 000	reg. date - 12.04.99
4th		common	59 725 245	reg. date - 6.02.04
TOTAL:				
	Reg. ε 1-01-00127-Б	common	3 566 585 532	
	Reg. ε 2-01-00127-Б	preference	522 144 000	

However, due to the Company reorganization, approved by the general shareholders meeting on 30.09.05 in compliance with federal Law «on Joint-Stock companies» JSC «Samaraenergo» performed its shares repurchase from the shareholders. Report on shares repurchase results was approved by the Board on 29.12.05, thus corresponding By-Laws amendments were introduced in 2006. After repurchase and repayment of repurchased shares the Company authorized capital amounted to 4 060 921 612 rubles, or 4 060 921 612 shares of nominal value of 1 ruble each. 3 538 928 532 common shares and 521 993 080 preference shares remained in circulation.

Since February, 1998 the Company participates in The Bank of New York program on American depositary receipts (ADR) of the first level issue for common and preference shares of JSC "Samaraenergo". ADR share in the Company authorized capital as of the end of 2005 made up 0,77%.

Common and preference shares of the Company are traded beyond the list at JSC "RTS", and are on JSC «FB Moscow Inter-bank Stock Exchange» quotation sheet "A" of the first level. Codes of JSC "Samaraenergo" shares: common - SAGO, preference – SAGOP.

The stock capital of JSC "Samaraenergo" is distributed between groups of shareholders as follows (data without disclosure of nominal holders clients):

	Share in authorized capital as of:	
Name of the securities owner	**31.12.2004**	**31.12.2005***
JSC RAO " UES of Russia "	48,28%	48,61%
Legal persons and nominal holders	41,19%	43,41%;
Natural persons	10,53%	7,98%
Federal property	-	-
Property of the Russian Federation entity	-	-

* - incl. repurchase shares repayment

The persons registered in the shareholders register, whose share in the Company authorized capital exceeds 5%:

Securities owner	Share in authorized capital as of:	
	31.12.2004	31.12.2005*
JSC RAO «UES of Russiaj	48,28%	48,61%
JSC «Depositary-Clearing Companyj - NH	29,16%	34,02%
JSC 'Samarsky Credit" - NH**	10,3%	7,74%

* - incl. repurchase shares repayment

** NH – nominal holder

Company capitalization in 2005 according to MISE data on market prices:

Period	Common	Preference	Capitalization
1 quarter 2005	12 444	863	13 306
2 quarter 2005	10 964	1 012	12 318
3 quarter 2005	11 823	1 245	13 068
4 quarter 2005	15 215	1 869	17 084

4. The basic operation parameters

4.1 Structure and volume of the electric power output and capacity with generating supply breakdown for the last 3 years with the indication of load and power reserve.

Fig. 4.1.1 Structure of operating capacity by generating facilities



800,0 MW
700,0
600,0
500,0
400,0
300,0
200,0
100,0
0,0
2003
2004
2005
Reserve
Load

Structure of operating capacity

	2003		2004		2005	
	Load	Reserve	Load	Reserve	Load	Reserve
Togliatti TPP	348.9	31.4	327.0	48.8	311.3	55.0
Nk TPP-2	124.0	51.3	117.1	69.9	125.7	50.3
VAZ TPP	673.3	75.0	632.3	110.2	610.5	139.8
Samara TPP	276.4	6.8	264.5	17.0	262.3	13.3
Nk TPP-1	57.7	8.1	58.8	5.7	60.7	5.1
BTPP	108.6	8.9	100.3	7.1	101.1	7.3
STPP	105.2	13.9	100.0	9.3	105.6	8.8
SamaraEPS	22.8	0.3	22.5	0.0	23.5	0.0
AO-Energo	1716.9	195.7	1622.5	268	1600.7	279.6

In comparison with 2004, share of a reserve in operating capacity structure increased in 2005 from 14,2 % to 14,9 %.

Fig. 4.1.2 Structure of operating capacity



%
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
10,2
89,8
reserve
14,2
85,8
14,9
85,1
load
2003 r.
2004 r.
2005 r.

See table 4.1.2 and pistures 4.1.3, 4.1.4 for the volume and structure of thermal power stations power output;

Table 4.1.2 Electric power output volume and structure vs generating facilities

	2003		2004		2005	
	Output, mln kWh	% of AO-Energo output	Output, mln kWh	% of AO-Energo output	Output, mln kWh	% of AO-Energo output
Togliatti TPP	2 944.3	21.0	2 759.0	20.1	2 622.4	19.4
Nk TPP-2	985.1	7.0	5 307.8	38.7	1 012.8	7.5
VAZ TPP	5 358.1	38.3	986.6	7.2	5 182.6	38.4
Samara TPP	2 274.4	16.2	2 245.3	16.4	2 181.4	16.2
Nk TPP-1	489.2	3.5	507.6	3.7	527.0	3.9
BTPP	925.5	6.6	880.1	6.4	884.5	6.6
STPP	832.2	5.9	835.1	6.1	876.3	6.5
SamaraEPS	198.3	1.4	196.9	1.4	207.3	1.5
AO-Energo	14 007.1	100.0	13 718.4	100.0	13 494.2	100.0

Fig. 4.1.3 TPP output


6 000,0
5 000,0
4 000,0
3 000,0
2 000,0
1 000,0
0,0
2 994,3
2 759,0
2 622,4
985,1
986,6
1 012,8
5 358,1
5 307,8
5 182,6
2 274,4
2 245,3
2 181,4
489,2
507,6
527,0
925,5
880,1
884,5
832,2
835,1
876,3
198,3
196,9
207,3

Fig. 4.1.4 TPP output structure


%
45,0
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
21,0
20,1
19,4
7,0
7,2
7,5
38,3
38,7
38,4
16,2
16,4
16,2
3,5
3,7
3,9
6,6
6,4
6,6
5,9
6,1
6,5
1,4
1,4
4,5

Decrease in electric power output in 2005 compared to 2004 is caused by decrease of condensational output, with the heat output growth (рис. 4.1.5, 4.1.6).

Fig. 4.1.5 JSC "Samaraenergo" output structure


%
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
60,7
39,3
62,8
37,2
64,3
35,7
2003
2004
2005

Fig. 4.1.6 JSC "Samaraenergo" output structure


%
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
8 499,2
5 507,9
8 616,8
5 101,6
8 683,4
4 810,3
2003
2004
2005

4.2. Dynamics of effective electric and heat output within the last 3 years.

Within the period of 2003 to 2005 growth of effective electric supply in 2004 and substantial decrease of effective electric supply in 2005 were observed.

Decrease of effective electric supply in 2005 was caused by decrease in basic customers' power consumption by 208,1 mln. KWh (3,1 %) and other consumers by 19,8 mln. KWh (0,2 %) alongside with increased consumption by citizenry by 31,5 mln. KWh (5,4 %) and budget financed customers by 13,8 mln. KWh (6,5 %). Decrease in basic customers' power consumption was caused by their shift to power purchase at competitive wholesale market sector.

In 2005 effective supply of thermal energy amounted to 24 235,6 thousand GCal. Growth compared to 2005 was mainly caused by increase in heat and hot water consumption by other consumers.

Fig. 4.2 Effective output of electric and thermal power


24 500,0
24 000,0
23 500,0
23 000,0
22 500,0
22 000,0
18 300,0
18 200,0
18 100,0
18 000,0
17 900,0
17 800,0
17 700,0
(heat) effective output
23 576,8
23 820,8
24 235,6
18 085,5
17 968,2
(electricity) effective output
17 902,9
2003
2004
2005

4.3. Dynamics of power output to Federal Wholesale Electric Power Market, own production and purchased electric power volumes within the last 3 years.

Fig. 4.3 Dynamics of power own production and purchase


14 100,0
14 000,0
13 900,0
13 800,0
13 700,0
13 600,0
13 500,0
13 400,0
13 300,0
13 200,0
8 600,0
8 400,0
8 200,0
8 000,0
7 800,0
7 600,0
7 400,0
7 200,0
7 000,0
6 800,0
power production (TPS)
24 235,6
18 085,5
23 576,8
23 820,8
Power purchase
17 902,9
17 968,2
2003 г.
2004 г.
2005 г.

In 2005 production of own HPP by JSC "Samaraenergo" decreased, compared to 2004 by 13 718,3 mln. KWh to 13 494,2 mln. KWh. The volume of purchased energy in 2005 increased in comparison with 2004 by 145,2 (1,7 %). The increase in volumes of the purchased electric power in 2005 was caused by increase of effective output of the electric power to own consumers of JSC "Samaraenergo" in 2005 in comparison with 2004 and decrease in own output, compared to 2004 г.

In 2005 "Samaraenergo" sale of the electric power at Wholesale Electric Power Market amounted to 490,8 mln. KWh.

4.4. Generating and transfer capacities.

Installed electric capacity
as of end of reporting period, MW

e		2004	2005	change
	JSC Samaraenergo total	3519,7	3519,7	0,0
1	ToTPP	710,0	710,0	0,0
2	NkTPP-2	470,0	470,0	0,0
3	VAZ TPP	1172,0	1172,0	0,0
4	Samara TPP	440,0	440,0	0,0
5	NkTPP-1	236,0	236,0	0,0
6	BTPP	183,7	183,7	0,0
7	STPP	255,0	255,0	0,0
8	Samara EPS	53,0	53,0	0,0

4.5. Dynamics of basic production assets repairs costs within the last 3 years in adjusted prices.

At the end of 2005, basic production assets repairs costs amounted to 2 763,6 thousand rubles, including:

- 1 147,3 mln. rbl. noncontracted repairs;
- 1 616,4 mln. rbl. contracted repairs.

See table 4.5.1 and picture 4.5.1 for repairs costs dynamics in 2003 – 2005.

Table 4.5.1
Mln. rbl.

	2003			2004			2005		
	Non-contr.	Contr.	Total	Non-contr.	Contr.	Total	Non-contr.	Contr.	Total
Togliatti TPP	91,5	112,6	204,1	100,9	167,8	268,7	108,0	210,8	318,8
Nk TPP-2	47,8	90,4	138,2	53,3	131,3	184,6	71,1	122,8	193,9
VAZ TPP	146,1	149,2	295,3	159,6	246,6	406,2	171,9	334,6	506,5
Samara TPP	58,6	69,3	128,0	71,5	130,0	201,5	126,2	162,1	288,3
Nk TPP-1	37,8	69,2	107,0	36,3	92,0	128,4	48,0	100,3	148,3
BTPP	46,0	71,1	117,1	157,9	95,9	253,8	71,5	138,1	209,6
STPP	64,5	71,1	135,6	62,7	118,1	180,8	84,1	137,4	221,5
Samara EPS	40,5	59,3	99,8	58,0	75,9	133,8	70,8	95,1	165,9
“PS	532,9	692,3	1 225,1	700,2	1 057,5	1 757,8	751,6	1 301,3	2 052,8
VPS	28,6	33,7	62,3	32,9	47,8	80,7	31,8	25,3	57,2
SPS	26,2	31,8	58,0	35,9	68,3	104,2	30,1	33,7	63,8
ChPS	25,8	25,5	51,3	35,5	50,3	85,8	44,3	19,3	63,6
ZhPS	19,7	34,8	54,5	38,0	57,7	95,7	45,7	17,4	63,1
MPS				10,1	21,4	31,5	2,6	9,2	11,9
Electric networks	100,3	125,8	226,1	152,4	245,6	398,0	154,6	104,9	259,5
STS	51,5	65,3	116,8	120,0	157,8	277,8	147,4	131,6	278,9
ToTS	21,7	11,9	33,6	37,2	26,5	63,7	48,7	35,1	83,8
Heating systems	73,2	77,2	150,5	157,2	184,3	341,5	196,1	166,7	362,7
Others	36,6	29,5	53,8	42,7	41,6	78,4	44,9	43,6	88,5
Total	742,9	924,8	1 667,8	1 052,6	1 529,0	2 581,6	1 147,2	1 616,4	2 763,6

FFig 4.5.1 Basic production assets repair costs dynamics



%
3 000,0
2 500,0
2 000,0
1 500,0
1 000,0
500,0
0,0
742,9
1 052,6
1 147,2
924,8
1 529,0
1 616,4
1 667,8
2 581,6
2 763,6
non-contracted
contracted
total
2003
2004
2005

4.6. Breakdown rate dynamics within the last 3 years (grafical and text representation).

Nimber of brakedouns increased insignificantly in 2005 from 207 to 209, breakdowns due to personnel faults decreased by 44% , from 30 to 17.

Information on technological breakdowns.

Parameter	2005	2004	2003
Electric power undersupply, (KWh)	470946	351350	346930
Thermal power undersupply (GCal)	7496	3483	2441
Total power system economic loss (thousand rbl.)	13847,044	10971,517	9716,065
Number of breakdowns	-	-	-
Due to personnel faults	-	-	-
Number of fire events	-	-	-
Total incidents number	209	207	220
Due to personnel faults	17	30	25
Percentage (%)	8	14	11
Incidents at TPS	52	62	62
Due to personnel faults	11	23	23
Percentage	21	37	37
Thermal power undersupply (GCal)	7366	1263	221
Economic loss, thousand rubles	9383,157	7624,14	1913,371
Incidents in thermal systems	1	2	2
Due to personnel faults	1	-	-
Thermal power undersupply (GCal)	130	62	2220
Economic loss, thousand rubles.	73,0	224	342,4
Incidents in electric systems	156	147	156
Due to personnel faults	5	5	2
Electric power undersupply, (KWh)	470946	351350	149260
Economic loss, thousand rubles.	4390,887	3142,358	7460,294
Fire events	1	2	-

Incidents caused by organizational reasons:

1. Mistakes or misoperation of operations staff.

Thermal energy personnel - **5**

Electric energy personnel - **9**

2. Mistakes or mispoeration of servises personnel - **1**
3. Mistakes or misoperation of outside personnel -
4. Mistakes or misoperation of maintenance and service personnel - **2**
5. Mistakes or misoperation of management - **2**
6. Non-observance of schedule, volumes of equipment service - **51**
7. Impact of third parties - **78**
8. Natural disasters - **43**
9. Not clasified - **18**

Total: 209

Incidents by thermal equipment types break-down:

Equipment type	2005	2004	2003
Power boilers	9	20	17
Water heating boilers	-	-	2
Turbines	16	7	12
Thermal networks	1	2	2
Gas turbines	6	5	5

Incidents by electric equipment types break-down:



28%
power boilers
3%
thermal networks
0%
water boilers
50%
turbines

In 2005 176 failures were recorded compared to 171 failures in 2004 namely: 20 failures at electric power stations 20, 156 failures at electricity network enterprises, 75 of them were recorded in electricity networks of 6-10 kV.

Equipment type	2005	2004	2003
Generator	7	6	4
Generator actuating system	4	5	1
Mains transformer	14	7	4
Current transformer	4	-	1
Voltage transformer	0	1	1
mains	1	7	4
Cubicle switchboard, internal or external	2	3	2
Air switch	1	1	7
Oil switch	2	3	6
Excess-voltage suppressor	2	1	2
Electric motors	0	0	1
Interrupter switch	0	0	1
Relay protection and automation devises	8	8	3
switchboard control circuits	6	2	6
Overhead transmission line	33	49	32
Power cable	4	3	4
Insulators	13	4	12
Poles	0	0	1
10kV	75	71	85
transformer	4	2	3
Cubicle switchboard	2	3	2

5. Power sales

Equipment type	2005	2004	2003
Power cable	4	2	3
Insulators	11	9	13
Poles	11	2	6
Overhead transmission line	48	53	58
Total	176	171	177

Incidents by electric equipment breakdown in 2005


80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
generator
air switch
suspended power lines
power cable

Failures by electric power system enterprises breakdown:

Parameters	SamPS	ZhPS	VPS	ChPS	Samara MPS
Total failures	27	29	46	34	20
Due to personnel faults	1	2	-	1	1
Electric power undersupply, (KWh)	15980	285220	65680	76760	31520
Economic loss, thousand rubles.	1259,811	2604,815	65,68	154,705	305,876


10% MPS "Samara"
1% ToTPP
2% NkTPP-2
4% VazTPP
2% NkTPP-1
8% BTPP
2% STPP
3% SamTPP
3% S SDPS
0% SPS
0% ToTP
13% SamPS
14% ZhPS
22% VPS
16% ChPS

Anti-wreck measures.

	Sceduled for current year		Carried out in current year		Postponed	
Enterprise	Current year	Previous years	Current year	Previous years	Current year	Previous years
YnTPP	15	10	15	10	-	-
STPP	48	34	48	34	-	-
NkTPP-2	63	6	63	6	-	-
Samara EPS	26	10	26	10	-	-
NkTPP -1	14	9	14	9	-	-
VAZ TPP	45	36	45	36	-	-
Samara TPP	30	2	30	2	-	-
BTPP	41	4	41	4	-	-
ToTP	1	-	1	-	-	-
Total	283	111	283	111	-	-

All activities prescribed by "Volgaenergotechnadzor" acts in 2005 were performed.

5.1. Dynamics of marketable output and sales of energy for last 3 years, including dynamics of subscriber's debts

In 2005 effective electric power sales amounted to 17902,9 mln. KWh that exceeds the planned volume by 3,2%. The largest actual effective electric power sales increase compared to the planned values took place in sales to industrial and housing consumers.

Effective heat power sales amounted to 24147.2 thousand GCal., that is 2,4% lower than planned.

Major goals in electric and heat power sales were:

1. To secure collection of cash for electric and heat power supplied as well as offset of subscribers debts in accordance with business plan.
2. Customers retention at the electric and heat power sales market.
3. Improvement of automated measuring systems of power commercial recording in compliance with wholesale market requirements.
4. Creation of sales structure in TGK and AO-energo alongside with reforming of power systems controlled by JSC "SIMPC".

JSC "Samaraenergo"
Power sales and disposal volumes
in 2003-2005


35 000 000
30 000 000
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
100,0%
23 471 552
23 471 819
99,9%
26 245 323
26 209 211
99,5%
29 185 792
29 050 442
35 000 000
35 000 000
35 000 000
sales volume 23 471 552 26 245 323 29 185 792
disposal volume 23 471 819 26 209 211 29 050 442
disposal level 100,0% 99,9% 99,5%

JSC "Samaraenergo"
Subscribers' debt dynamics
2003-2006


1 100 000
1 050 000
1 000 000
950 000
1 087 633
1 017 819
979 533
1 037 183
2003 2004 2005 2006
01.01.2003 01.01.2004 01.01.2005 01.01.2006
Ðÿä 1 1 087 633 1 017 819 979 533 1 037 183

Activity aimed at the following risks minimization was carried out in sales sphere:

1. Increase of above-level power losses in Samaraenergo networks caused by networks transfer from housing and utilities infrastructure with imperfect power control and registration system.
2. Wholesale market entry of major Samaraenergo customers.
3. Prohibition of power company actions in consumers' supply restrictions and disconnection.
4. Obstacles in interregional companies integration caused by interested parties in some regions.

5.2. Dynamics of energy sales structure (clearings, promissory notes, monetary funds) for the last 3 years.

Parameter	2003 actual	2004 actual	2005 actual
Effective electric power sales (mln. kWh)	17968,2	18085	17902,8
Effective heat energy sales, thousand GCal	23576,8	23820,8	24147,2
Sales proceeds (mln. rbl.)	19805	22791,1	23501,0
Incl. electric power	13832,3	15433,5	16778,7
heat energy	4817,1	5698,4	6722,3

JSC "Samaraenergo"
Payment for electric and thermal power sold to subscribers, including cash payment
in 2003-2005



120,0%
100,0%
80,0%
60,0%
40,0%
20,0%
0
100,0%
100,0%
99,9%
99,9%
99,5%
99,5%
2003
2004
2005
Total payment
100,0%
99,9%
99,5%
Cash payment
100,0%
99,9%
99,5%

5.3. Tariffs dynamics as on the tariff introduction dates.

Tariffs for electric and thermal energy effective in 2005 were established by Samara branch of State Regulation and Control in Electric Power Industry Department orders №№ 24-26 dated 10.11.04, №№ 29-38 dated 12.11.04 and №№ 41-56 dated 10.12.04.

Tariffs for electric and thermal energy were calculated according to the following:

- Electric and thermal energy pricing principles of the Russian Federation, approved by the governmental order No № 109 dated 26.02.04;

- " Methodical instructions on adjustable tariffs and prices for electric (thermal) energy calculation on the retail (consumer) market", approved by Federal Power Committee (FPC) of the Russian Federation Regulation No 49-э/8 dated 31.07.02.

See tables 5.1.1, 5.1.2, pictures 5.1.1, 5.1.2 for change of electric and thermal energy tariffs by consumers groups

Table 5.1.1

	Voltage level	Orders є 55, 57 dd 8.12.03	Orders є 24, 25 dd 10.11.04 є 41 dd 10.12.04	Deviation rbl./ H Wh	Deviation %
Basic consumers	ГО	847	932	85	10
	TO-1	1270	1 397	127	10
	TO-2		1 555		
	OO		1 700		
City population		1 150*	1150*	0	0
Rural population		800*	800*	0	0
Institutions financed from budgets of various levels		1 180	1 300	120	10
	ГО	865	951	86	10
	TO-1	1 290	1 419	129	10
Other consumers	TO-2	1 460	1 606	146	10
	OO	1 680	1 848	168	10
Average tariff of JSC "Samaraenergo"		836	917	81	10

* VAT included

Picture 5.1.1 Tariffs dynamics by consumer groups



2003
2004
2005
average tariff 2003 r.
average tariff 2004 r.
average tariff 2005 r.
2000
1800
1600
1400
1200
1000
800
600
400
200
0
917
775
836
Basic consumers
City population
Rural population
Institutions financed from budgets of different levels
Other consumers

Table 5.1.2
Heat energy tariffs, rbl./GCal

є	Consumers	Orders є 56 dd 08.12.03, є 59 dd 23.12.03 д	Orders є 41, 42 dd 10.12.04	Deviation rbl./ GCal	Deviation %
1	Institutions financed from budgets of various levels	273	300	27	10
2	Other consumers of JSC "Samaraenergo", including				
	Tariffs for thermal energy (hot water), released from TPS collectors	202	236	34	17
	Tariffs for thermal energy (hot water), released from heating system	271	309	38	14
3	Average "Samaraenergo" tariff	238	277	39	16

Picture 5.1.2 Heat energy tariffs dynamics



2003
2004
2005
average tariff 2003
average tariff 2004
average tariff 2005
350
300
250
200
150
100
50
0
236
273
300
277
238
208
202
236
234
271
309
Other consumers (from TPP collectors)
Other consumers (from thermal network)

Tariffs growth rates with cost components break-down compared to 2004 level were based on МЭРТ РФ и Federal Tariff Committee forecasts, namely:

a. gas -18,9 %;
b. purchased energy – 13,2 %;
c. salary – 8,5 % (forecasted index of consumer prices);
d. other expenses and expenses from profit – 10 % (forecasted index of industrial manufacturers prices).

Economically sound profit calculated in accordance with MEDT of RF deflators.

Subscription fee rates, approved by FTC of Russia, tariff for Central Dispatch Office of UES, tariffs for purchased energy, NP «TSA» turned out to be higher than forecasted and used for tariffs calculations. This resulted in shortfalls in income of power system amounting to 78,2 mln. rbl.

Current tariffs provide for profitability in the following spheres:

a. electric energy 3,9 %;
b. thermal energy 4,3 %.

5.3. Power consumption dynamics, settlements with consumers, structure of subscriber's debts.

JSC Samaraenergo business plan for 2005 provided for increase of subscribers' debt by 269,2 mln. rbl. Level of payment for supplied electric and thermal energy was determined to be 98,9%. Actual payment for power for 12 months of the current year made up 99,5%. Subscribers' debts decreased by 211,6 mln. rbl. below the planned value and amounted to 1037,1 mln. rbl., including – 470,2 mln. rbl. for electric energy and 566,9 mln. rbl. for heat energy as of 01.01.2006.

The following changes took place in the structure of subscribers' debts as of 01.01.2006 compared to beginning of the year:

- share of current backlog increased by 12,3 percentage points;
- share of uncoverable debt increased by 10,9 percentage points.
- share of functional debt decreased by 46,4 percentage points.
- moratorium debt increased by 228,9 percentage points.

Fs a result the following subscribers' debt structure was formed as of 01.01.2006:

- current – 82,8%;
- functional - 5,0%;
- moratorium – 2,4%;
- uncoverable - 9,8%

JSC "Samaraenergo"
Effective electric power output
2003-2005



18 200 000
18 150 000
18 100 000
18 050 000
17 950 000
17 900 000
17 850 000
17 800 000
17 968 176
18 085 570
17 902 871
2003
2004
2005
тыс. кВт*ч 17 968 176 18 085 570 17 902 871

JSC "Samaraenergo"
Effective heat power output
2003-2005



24 200 000
24 100 000
24 000 000
23 900 000
23 800 000
23 700 000
23 600 000
23 500 000
23 576 835
23 820 836
24 147 253
2003
2004
2005
23 576 835 23 820 836 24 147 253

Structure of subscribers' debt for 2003-2005.

as of 01.01.2006



83% current
2% moratorium
10% uncoverable
5% functional

as of 01.01.2005



78% current
1% moratorium
9% uncoverable
11% functional

as of 01.01.2004



72% current
3% moratorium
8% uncoverable
17% functional

6. Major accounting and financial result

6.1. Major provisions of the Company account policy.

Account policy of JSC "Samaraenergo for 2005 was approved by the order of director № 667 от 31.12.04г.

2.1. Execution basis

The Company bookkeeper's record is based on the norms of accounting and bookkeeping effective in the Russian Federation, in particular the Fedral Law № 129-ФЗ "On bookkeeping" dated 21.11.1996, bookkeeping regulations "Companies accounting policy" ПБУ 1/98, approved by the RF Ministry of Finance order of December 9, 1998 №60н., Regulations on accounting and bookkeeping in the Russian Federation, approved by the RF Ministry of Finance order of July 29, 1998 №34н.

Assets and liabilities of the company were evaluated in the accounts basing on their actual purchase costs, except for investment in shares.

2.2. Assets and liabilities in foreign currencies

Accounting of business transactions in foreign currencies were calculated on the basis on official ruble rate effective at transaction date. Exchange rate differences emerged during 2005 on assets and liabilities transactions were charged to financial result represented within non-sale income and charges.

2.3. Long-term and short-term assets and liabilities

Assets and liabilities were attibuted to short-term ones if their circulation period does not exceed 12 month from the reporting date, or if such assets are supposed to be used within 12 months. All other assets and liabilities are represented as long-term ones.

2.4. Intangible assets

Intangible assets include JSC "Samaraenergo" trade mark and research and development costs in compliance with accounting regulations 17/02, approved by the RF Ministry of Finance order № 15H of 19.11.02.

Trade mark depreciation was calculated linearly on the basis of 10 years period of its effective use.

In the records intangible assets are represented according to their initial value minus trade mark depreciation accumulated during its life period.

Research and development expeses write-off to ordinary activities expenses is done linearly. In compliance with the account policy R&D expenses write-off period is 3 years.

2.5. Non-current assets

Non-current assets include land, buildings, machines, equipment, transport and other similar objects with more than 12 months life time.

JSC "Samaraenergo" did not revalue non-curremt assets within the reporting period.

Non-current assets objects were taken on discount as per their purchase and construction actual values. Initial value of non-current assets, acquired in exchange for goods and valuables, different from cash assets, is considered the value of assets rendered. In this case value of rendered assets was established on the basis of price, used by the Company for value estimation of similar goods and valuables in similar situations. In the records non-current assets are represented according to their initial value minus depreciation accumulated during their service life period.

Depreciation of non-current assets was calculated linearly in compliance with norms, approved by USSR Government Regulations №1072 of 22.10.90 and RF Government Regulations № 1 of 01.01.2002.

Accrued derperciation:

Buildings - **35,7 %** of balance value,

Constructions and trasfer equipment- **52,7%** of balance value,

Machines and equipment - **78,6 %** of balance value,

Transport and other non-current assets - **54 %** of balance value.

No depreciation was accrued on land and housing objects.

Profits and loss of non-current assets sale, write-off and gratuitous assignment are shown in operating profit and loss section of Profit and Loss accoutnt.

2.6. Investment in shares

Investment in shares in 2005 reflect the actual purchase expensed, except for shares in demand at stock exchange. Quotation of such shares are published regularly.

See explanation of item 3.11 for the list of subsidiaries and affiliates.

2.7. Debt instruments

Debt securuties value is based their purchase value. Difference between securities purchase value and nominal value shall be included in other receipts and expensel line at the moment of their repayment.

2.8. Inventories

Inventories are evaluated in the amount of their actual purchase costs.

Inventories appraisal at their transfer to manufacturing facilities or other way of retirement was made in 2005 as well as in 2004 acording to the cost of each item.

For "Fuel" group of materials appraisal was made on the basis of average cost.

Working clothes, shoes, linen, instruments, tools, special equipment, household equipment irrespective of their service life, are included in inventories of balance acount 10 "Materials".

Working clothes, shoes, linen, instruments, tools, special equipment, household equipment service life of which is under 1 year are written-off to expenses at the moment of their transfer to manufacturing facilities or service. Their safe keeping is guaranteed by stock-taking by authorized personnel.

Working clothes, shoes, linen, instruments, tools, special equipment, household equipment service life of which is over 1 year are written-off linearly on the basis of their service life starting from the date of their transfer to manufacturing facilities.

2.9. Incomplete construction

Incomplete capital investments in non-current assets objects under construction are avaluated on the basis of their actual construction costs.

2.10. Deferrals

Expenses incurred by the Company in the reporting year but related to future reporting periods are shown as deferrals and subject to write-off evenly during the periods they relate to.

2.11. Buyers and customers debts

Buyers accounts payable are recorded on the basis of invoices due amounts for reasonable prices and tariffs. Settlements with other debtors and payments under claims are recorded on the basis of contractual prices.

JSC "Samaraenergo" forms the doubtful debts reserve for amounts due for products, goods, services and works, which is determined on the basis of accounts receivables inventory made on the last date of reporting period.

Reserve is formed on the quarterly basis:

- Accounts receivables are considered doubtful if it is not payd in due time stipulated by the agreement and not secured by corresponding guarantees;
- Reserve amount is estimated for each doubtful debt separately subject to financial status (paying capacity) of the debtor and estimation of complete or partial debt repayment probability;

Doubtful debt reserve is used by the company to cover the losses incurred by accounts receivables with expired limitation period amortization.

2.12. Future expenses reserve

No future expenses reserves were formed at JSC "Samaraenergo" in the reporting period.

2.13. Revenue recognition

Sales and service proceeds are recognized for accounting purposes when products are shipped (service rendered) and accounting documents provided by the buyer. Revenue is shown in profit and loss account minus value added tax, export duties, discounts and other similar obligatory payments.

The following revenues of the Company are recognized among the others:

- Dividends – when declared;
- Incomes on participation in other organizations;
- Income on sales of non-current assets, apartments, inventories;
- Incomes on property leasing – when charged in accordance with property use agreements;
- Income on securities sales.

2.14. Profit and loss surplus

The Company builts up profit and loss surplus, assigned for compensation of losses that can occur in the course of economical activity. Profit and loss surplus is formed of 5% of net profit in compliance with JSC "Samaraenergo" By-Laws.

2.15. Amendments to account policy

The following amendment was introduced in the Company account policy compared to 2004: deferred tax assets and deferred tax liabilities shall be represented in detail.

2.16. Comparative data

Comparative data in 2005 accounts were formed by means of final 2004 accounts data adjustment to meet the amendments of account forms for 2005.

6.2. The analysis of activity results and financial position dynamics (including the analysis of net wealth structure and dynamics) fot the last 3 years.

		2003	2004	2005
Proceeds on shipment, incl.	Thousand rbl.	19 804 975	22 791 065	25 649 889
Cost, incl.	Thousand rbl.	17 560 235	20 824 129	24 103 399
Gross profit	Thousand rbl.	2 244 740	1 966 936	1 546 490
Profit before tax	Thousand rbl.	664 745	1 106 582	841 843
Net profit	уь т.сфв.	253 450	440 197	760 729

6

In the period of 2003 to 2004 stable increase of product sales proceeds was observed. Growth of proceeds in 2005 amounted to 2 858,8 mln. rbl. (12,5 %), due to increase of proceeds from all kinds of products sales.

Finance indicators	Indicator value			
Liquidity ratios	2003	2004	2005	Recommended value
Absolute liquidity ratio	1,947	2,271	1,040	0,2-0,5
Fixed-term liquidity ratio	3,393	2,979	2,396	>1
Current liquidity ratio	4,649	3,795	2,525	1-2
Indicators of financial stability				
Financial independence factor	0,942	0,922	0,901	0,5-0,8
Profitability indicators				
Sales profitability	11,32%	8,63%	6,03%	
Profitability of equity capital	1,03%	1,78%	3,04%	
Assets profitability	2,48%	4,15%	3,05%	
Business activity indicators				
Debt receivables dynamics	-30,5%	-25,6%	241,0%	
Accounts payable dynamics	-4,6%	52,2%	44,7%	
Debt receivables to accounts payable balance	1,458	0,713	1,680	

Values of relative financial indicators, are not lower than recommended values. The analysis of liquidity and financial stability indicators since the beginning of 2003 allows to make a conclusion on a stable financial status of the company.

According to the express analysis results (according to RAO "UES of Russia" affiliated and dependent companies rating procedures), the company retains the stable financial status during the last few years.

	As of 01.01.05	As of 31.12.05	Fluctuation	
	abs.	abs.	abs.	%
Assets	27 172 144	27 998 258	826 114	3,0
Intangible assets	47 351	43 835	-3 516	-7,4
Non-current assets	20 429 945	1 789 091	-18 640 854	-91,2
Construction in progress	655 938	255 936	-400 002	-61,0
Long-term financial investments	273 403	19 127 932	18 854 529	6896,2
Other fixed assets (incl. Deferred tax assets)	60 777	23 951	-36 826	-60,6
Inventory	957 496	95 221	-862 275	-90,1
VAT for valuables acquired	269 696	251 000	-18 696	-6,9
Debt receivables	1 064 393	3 629 067	2 564 674	241,0
Short-term financial investments	2 799 281	2 134 077	-665 204	-23,8
Cash	613 864	648 148	34 284	5,6
Other current assets				
Liabilities	2 170 280	2 760 003	589 723	27,2
Long-term loan and credit liabilities	1 984	1 984		
Other long-term liabilities (incl. provisions for doubtful debts)	665 187	82 233		
Short-term loan and credit liabilities		300 370		
Accounts payable	1 492 682	2 160 213	667 531	44,7
Dividends to founders payable	10 427	215 203	204 776	1963,9
Provisions for liabilities and charges				
Net wealth	25 001 864	25 238 255	236 391	0,9
Authorized capital	4 088 730	4 088 730		
Difference between NW and AC	20 913 134	21 149 525	236 391	1,1

Net welth exceeds authorised capital.

6.3. The Company Balance sheet for the reporting period.

ASSET	Note	Code	As of reporting period beginning	As of reporting period end
1	5	2	3	4
I. NONCURRENT ASSETS				
Intangible assets		110	47 351	43 835
including:				
patent rights, programs, brands (service marks),				
other similar rights and assets		111	69	57
establishment charges		112	—	—
business reputation		113	—	—
Other intangible assets		114	—	—
research and development results		115	47 282	43 778
Fixed assets		120	20 429 945	1 789 091
including:				
land and natural resourses		121	10 686	12
buildings, machinery, equipment		122	20 266 540	1 776 434
other fixed assets		123	152 719	12 645
Incomplete construction		130	655 938	255 936
including				
equipment to be installed		13001	29 334	—
investments in noncurrent assets		13002	626 604	255 936
Income-bearing investments		135	—	—
including:				
property for leasing		136	—	—
Property for hiring		137	—	—
Long-term financial investments including:		140	273 403	19 127 932
investments in subsidiaries		141	144 964	18 022 452
investments in dependent companies		142	1 066	1 066
investments in other companies		143	3 302	3 235
loans to companies with term over 12 months		144	—	—
other long-term financial investments		145	124 071	1 101 179
FOR SUMMARY ACCOUNTS Business reputation of subsidiaries		146	—	—
Evaluation of Company participation in dependent company		147	—	—
Deferred noncurrent assets		148	60 777	23 951
Other noncurrent assets		150	—	—
section I TOTAL		190	21 467 414	21 240 745
II. CURRENT ASSETS				
Stocks		210	957 496	95 221
including:				
raw materials and similar assets		211	585 054	15 366
including:				
Black oil		21101	120 637	—
coal		21102	151 462	—
Diesel fuel		21103	992	—
other technological fuel		21104	69	—
Spare parts		21105	93 469	4 279
Other raw materials		21107	218 425	11 087
domestic animals bred		212	—	—
investments in incomplete production		213	—	—
ready-made products and products for re-sale		214	3 846	65
goods shipped		215	—	—
deferred expenses		216	368 596	79 790
other stocks and expenses		217	—	—
Value-added tax on valuables purchased		220	269 696	251 000
including:				
VAT on power purchased via FOREM		22001	2 974	2 031
Debt payable in over 12 months from reporting date		230	80 702	2 975 355
including:				
customers		231	2 948	9 146
including:				
financed from federal budget		23101	—	—
financed from local budget		23102	—	—
financed from municipal budgets		23103	—	—
other customers		23104	2 948	9 146
Bills receivable		232	—	—
debts of subsidiaries and dependent companies		233	—	2 893 121
advances paid		234	4 697	4 903
other debtors		235	73 057	68 185
Debts payable within 12 months from reporting date		240	983 691	653 712
including:				
customers		241	307 180	213 513
including:				
group-integrated companies power purchasing via FOREM		24101	—	—
intermediary companies for power and heat sales		24102	—	—
financed from federal budget		24103	11 975	4 206
financed from local budget		24104	—	—
financed from municipal budgets		24105	28 328	24 199

ASSET	Note	Code	As of reporting period beginning	As of reporting period end
1	5	2	3	4
other power and heat consumers		24106	254 900	118 772
sibscriber debt		24107	—	—
other customers		24108	11 977	66 336
II. CURRENT ASSETS		242	103	—
bills receivable		243	42 565	278
debts of subsidiaries and dependent companies				
shareholders (founders) debts due to authorized capital		244	—	—
advances paid		245	246 640	105 333
including:				
power and heat suppliers		24501	—	1 877
fuel suppliers		24502	54 880	514
materials suppliers		24503	65 661	5 325
construction companies		24504	81 176	44 240
repair companies		24505	1 275	14
service providers		24506	29 031	34 858
other advances paid		24507	14 617	18 505
other debtors		246	387 203	334 588
including:				
contractual fines, penalties,forfeits		24601	59 729	39 320
taxes overpayment to federal budget		24602	144	60 371
taxes overpayment to local budget		24603	114 692	27 934
taxes overpayment to municipal budgets		24604	11 014	36 935
overpayment to government non-budgetary funds		24605	2 063	9
debt to RAO "UES of Russia" for engineeringservices		24607	—	—
debt of RAO "UES of Russia" for engineering services		24608	—	—
debt to RAO "UES of Russia" for design and survey works(DSW)		24609	—	—
debt of RAO "UES of Russia" for design and survey works(DSW)		24610	—	—
Other debtors		24611	199 561	170 019
Short term financial investments		250	2 799 281	2 134 077
including:				
loans to companies with terms under 12 months		251	—	—
other short-term financilal investments		253	2 799 281	2 134 077
Bankroll		260	613 864	648 148
including:				
cash		261	96	49
RUR account balances		262	480 334	414 740
foreign currencies account balances		263	—	—
other bankroll		264	133 434	233 359
including:				
special purpose accounts balances		26401	133 296	233 341
cash items		26402	138	13
transfers in process		26403	—	5
Other current assets		270	—	—
including:				
internal settlements on current transactions		27002	—	—
internal settlements on construction		27003	—	—
internal settlements on DSW		27004	—	—
internal settlements on security		27006	—	—
internal settlements on VAT		27007	—	—
other current assets		27005	—	—
section IITOTAL		290	5 704 730	6 757 513
Balance		300	27 172 144	27 998 258

LIABILITIES	Note	Code	as of reporting year beginning	as of reporting year end
1	5	2	3	4
III.CAPITAL AND RESERVES				
Authorized capital		410	4 088 730	4 088 730
including:				
preference shares		41001	522 144	522 144
common shares		41002	3 566 586	3 566 586

LIABILITIES	Note	Code	as of reporting year beginning	as of reporting year end
1	5	2	3	4
Own shares purchased from shareholders		415	—	(97 026)
Additional capital		420	19 513 310	2 267 806
Settlements on assigned property		423	—	—
Reserves		430	201 450	204 437
including:				
Formed under law in force		431	201 450	204 437
formed under statutory documents		432	—	—
Financing earmarked for special purposes		450	—	—
Retained income (outstanding loss)				
Retained income of previous periods		460	1 059 357	18 156 544
Outstanding loss of previous periods		465	—	—
Retained income of reporting year		470	—	540 727
Outstanding loss of reporting year		475	—	—
Section III TOTAL		490	24 862 847	25 161 218
FOR SUMMARY ACCOUNTS Business reputation of subsidiaries		495	—	—
Share of minority		500	—	—
IV. LONG-TERM LIABILITIES Loans and credits		510	1 984	1 984
including:				
bank credits due				
in more than 12 months from the reporting date		511	—	—
loans due				
in more than 12 months from the reporting date		512	1 984	1 984
Deferred tax liabilities		515	665 187	82 233
Other long-term liabilities		520	—	—
including:				
due to suppliers and contractors		52001	—	—
due to social funds		52002	—	—
including:				
Pension fund of RF		52003	—	—
Medical insurance find		52004	—	—
Employment find		52005	—	—
Social insurance fund		52006	—	—
penalties and fees to state off-budget funds		52007	—	—
due to budget (restructured taxes)		52008	—	—
including:				
due to federal budget		52009	—	—
due to local budgets		52010	—	—
due to municipal budgets		52011	—	—
Profit tax due				
Transition period				
including:		52020	—	—
due to federal budget		52021	—	—
due to local budgets		52022	—	—
due to municipal budgets		52023	—	—
other long-term liabilities		52012	—	—
Section IV TOTAL		590	667 171	84 217
V.SHORT-TERM LIABILITIES				
Loans and credits		610	—	300 370
including:				
credits due to banks within				
12 months after reporting date		611	—	300 370
loans due to banks within				
12 months after reporting date		612	—	—
Accounts payable		620	1 492 682	2 160 213
including:				
suppliers and contractors		621	425 677	380 487
including:				
power suppliers via FOREM		62101	20 158	—
other power and heat suppliers		62102	2 272	13 317
gas suppliers		62103	57 599	65 820
black oil suppliers		62104	—	—
coal suppliers		62105	—	—
other fuel suppliers		62112	—	102
construction companies		62106	36 144	30 424
repair companies		62107	171 601	157 446
RAO "UES of Russia" subscriber charges		62108	—	—
ROSENERGOATOM		62110	—	—
nuclear power plants		62111	—	—
other suppliers and contractors		62109	137 903	113 378

LIABILITIES	Note	Code	as of reporting year beginning	as of reporting year end
1	Б	2	3	4
Central Controller Division of UES (sbbscriber charges)		62113	—	—
JSC FCC (subscriber charges)		62114	—	—
bills payable		622	—	—
Due to subsidiaries and dependent companies		623	117 941	110 038
payroll debt		624	76 444	305 556
including:				
current		62401	76 444	305 556
overdue		62402	—	—
due to State and off-budget funds		625	30 799	75 025
including:				
Pension fund of RF		62501	26 344	60 000
Medical insurance find		62502	3 263	8 213
Employment find		62503	—	—
Social insurance fund		62504	1 184	6 804
penalties and fees to state off-budget funds		62505	8	8
Taxes and duties		626	250 015	229 326
Current debt to budget		62610	250 015	229 326
including:				
due to federal budget		62601	189 937	12 917
due to local budgets		62602	39 737	191 705
due to municipal budgets		62603	20 341	24 704
Profit tax debt for transition period		62620	—	—
including:				
due to federal budget		62621	—	—
due to local budgets		62622	—	—
due to municipal budgets		62623	—	—
advances received		627	397 806	405 858
including:				
consumers of power sold via FOREM		62701	—	—
other power and heat consumers		62702	345 962	342 352
other advances received		62703	51 844	63 506
Other creditors		628	194 000	653 923
including:				
VAT on unpaid products		62801	172 435	620 139
due to off-budget SREWD fund		62802	—	—
debt to RAO "UES of Russia" for engineering services		62804	—	—
debt of RAO "UES of Russia" for engineering services		62805	—	—
debt to RAO "UES of Russia" for design and survey works(DSW)		62806	—	—
debt of RAO "UES of Russia" for design and survey works(DSW)		62807	—	—
Other creditors		62808	21 565	33 784
Income due to participants (founders)		630	10 427	215 203
Deferred income		640	139 017	77 037
Resevre for expenses and payments		650	—	—
Other short-term liabilities		660	—	—
including:				
internal settlements on current transactions		66002	—	—
internal settlements on construction		66003	—	—
internal settlements on DSW		66004	—	—
internal settlements on security		66006	—	—
internal settlements on VAT		66007	—	—
other short-term liabilities		66005	—	—
Section V TOTAL		690	1 642 126	2 752 823
BALANCE		700	27 172 144	27 998 258
Reference on valuables, included in off-balance accounts				

ASSETS	Note	Code	as of reporting year beginning	as of reporting year end
Rented fixed assets		910	495 085	2 497 100
including leased assets		911	50 861	40 978
Inventory holdings, received for bailment		920	73	4 077
Materials for recycling		925	—	—

LIABILITIES	Note	Code	as of reporting year beginning	as of reporting year end
1	Б	2	3	4
Goods taken on commission		930	—	—
Equipment for installation		935	—	—
Insolvent debtors liabilities amortization		940	457 576	566 989
Security for liabilities and payments received		950	4 405	43 419
Security for liabilities and payments provided		960	—	—
Accumulated depreciation		970	7 953	6 176
Deterioration of land improvement facilities and other similar objects		980	—	—
Accounting forms		990	2	—
Fixed assets granted on lease		992	156 163	—
Property in federal ownership		993	—	—
Intangible assets received for use		995	—	—

6.4. Profit and loss account of the Company for the reporting year.

Parameter	Note	Linecode	Per reporting period	Per similar period of previous year
1	A	2	3	4
I. Major Business Income and Expenses				
Net earnings from sales of products and services (VAT, excises and other obligatory payments excluded)		010	25 649 889	22 791 065
Power to domestic consumers		011	16 780 626	15 433 543
Power for export		012	—	—
Heat		013	6 722 280	5 698 354
Subscriber payment (to RAO "Ues of Russia")		014	—	—
Electric and heat energy transportation		018	—	—
Electric power for sales companies		019	—	—
Other industrial goods,products, worksand services		015	2 077 209	1 594 239
Other non- industrial goods,products, worksand services		016	69 774	64 929
Goods, products, services of principal activity sphere (for institutes)		017	—	—
Cost of product and services		020	(24 103 399)	(20 824 129)
including sold:				
Power to domestic consumers		021	(16 531 602)	(14 363 916)
Power for export		022	—	—
Heat		023	(6 329 762)	(5 562 828)
Subscriber payment (to RAO "Ues of Russia")		024	—	—
Electric and heat energy transportation		028	—	—
Other industrial goods,products, worksand services		025	(1 111 943)	(804 872)
Other non- industrial goods,products, worksand services		026	(130 092)	(92 513)
Goods, products, services of principal activity sphere (for institutes)		027	—	—
Gross profit		029	1 546 490	1 966 936
Commercial expenses		030	—	—
Administrative expenses		040	—	—
Sales profit (loss)		050	1 546 490	1 966 936
II. Operating Income and Expenses				
Interesrs receivable		060	18 125	24 997
Interests payable		070	(370)	(6 843)
Income from shareholding in other companies		080	4 640	2 057
Other operating income		090	10 584 935	6 725 068
Other operating expenses		100	(10 944 427)	(7 416 417)
III. Nonoperating Income and Expenses				
Nonoperating income		120	348 483	183 170
Nonoperating expenses		130	(716 033)	(372 386)
Pre-tax profit (loss)		140	841 843	1 106 582

Parameter	Note	Linecode	Per reporting period	Per similar period of previous year
1	A	2	3	4
Deferred tax assets		143	8 675	19 725
Deferred tax liabilities		144	(145 181)	(173 988)
Current profit tax		145	(466 217)	(444 449)
Other similar obligatiry payments		146	515 633	(68 062)
Profit tax and other similar obligatory payments		150	(87 090)	(666 774)
Major Business Profit (Loss)		160	754 753	439 808
IV. Extraordinary income and expenses. Extraordinary income		170	10 715	1 044
Extraordinary expenses		180	(4 739)	(655)
FOR SUMMARY ACCOUNTS Capitalized profit (loss)		184	—	—
Minority share		185	—	—
Net profit (profit and los surplus) of reporting period		19010	760 729	440 197
FOR REFERENCE				
Fixed tax liabilities (assets)		200	399 246	333 038
REFERENCE FOR RAO "UES OF RUSSIA" DIVISIONS ONLY				
V. Internal settlements				
Profit, received from RAO "UES of Russia" branches and affiliates				
including lines				
line 140 Pre-tax profit (loss)		19011	—	—
line 150 Profit tax and other similar obligatory paymentsЖ		19012	—	—
line 170 Extraordinary incomeЖЖЖЖЖК		19013	—	—
line 180 Extraordinary expensesЖЖЖЖЖК		19014	—	—
Net profit (profit and los surplus) of reporting period				
Including those received form branches and affiliates				
(19011+19012+19013+19014)		19020	—	—
Profit, transferred to RAO "UES of Russia" branches and affiliates				
including lines				
line 140 Pre-tax profit (loss)		19031	—	—
line 150 Profit tax and other similar obligatory paymentsЖ		19032	—	—
line 170 Extraordinary incomeЖЖЖЖЖК		19033	—	—
line 180 Extraordinary expensesЖЖЖЖЖК		19034	—	—
Net profit (profit and los surplus) of reporting period				
including those transferred to RAO "UES of Russia"				
(19031+19032+19033+19034)		19040	—	—
Net profit (profit and los surplus) of reporting period				
(19010+19020-19040)		190	760 729	440 197
FOR REFERENCE				
Basic profit (loss) per share		201	0.2020	0.1180
Watered profit (loss) per share		202	0.2020	0.1180
CERTAIN PROFIT AND LOSS ITEMS DESCRIPTION				
Penalties, fines and forefeits, admitted or payable in acordance with court (arbitration) decision profit		210	1 940	1 862
loss		211	422	212
Profit (loss) of previous yearsprofit		220	220 719	101 865
loss		221	107 305	53 345
Compensation of loss caused by failure to fulfill of improper fulfillment of obligations profit		230	9	2
loss		231	4 642	217
Exchange rates difference in foreign currency transactionsprofit		240	—	—
loss		241	1	15
Allocation to evaluation reserve loss		250	890 010	684 327
Amortization of accounts receivable and accounts receivable, with expired limitation periodprofit		260	2 936	465
loss		261	76 889	42 871

Parameter	Note	Linecode	Per reporting period	Per similar period of previous year
1	A	2	3	4
Specification of Form»2 "Profit and Loss Account" according to RAO "UES of Russia" corporate standards	2005			
			Products shipped	
Interestspayable		070	370	6 843
including:				
Credit, loan interests		07003	370	868
Other interests payable (interests on promisory notes, bonds, etc.)		07004	—	5 975
Other operational incomes		090	10 584 935	6 725 068
including:				
Fixed assets sales excluding apartments		09001	1 526 771	19 071
apartments sales		09002	4 675	758
inventories sales		09003	460 275	72 379
Currency sales		09004	—	—
Intangible assets sales		09005	—	—
Securities sales		09006	6 757 671	6 010 059
Other assets sales		09007	783 925	3 555
Co-operation		09009	—	—
Other operational incomes		09010	1 051 618	619 246
Other operational expenses		100	10 944 427	7 416 417
including:				
Fixed assets sales excluding apartments		10001	1 409 420	14 935
apartments sales		10002	4 350	728
inventories sales		10003	485 158	67 724
Currency sales		10004	—	—
Intangible assets sales		10005	—	—
Securities sales		10006	6 677 532	5 980 724
Other assets sales		10007	784 163	3 841
Militia tax		10011	—	—
Property tax		10012	215 082	449 649
Vehicles resale tax		10013	—	—
Territory cleaning rax		10014	—	—
Advertizing tax		10015	—	441
Incone tax additional payment to budget		10016	(1 201)	2 903
Securities operations tax		10026	—	—
Charge for "Russia" denomination		10028	—	—
Other taxes		10017	—	—
Banking services		10018	116 929	97 126
Abandoned facilities maintenance		10019	932	931
Canceled production orders		10020	—	—
Expenses for non-productive manufacturing		10021	—	—
Securities service expenses		10022	—	—
Doubtful debts reserve		10024	890 010	684 327
Reserve for financial investment devaluation		10025	—	—
Reserve for fixed assets price reduction		10029	—	—
Activity discontinuance reserve		10030	—	—
Reserve for other contingent liabilities		10031	—	—
retirement of assets w/o profit		10032	12 735	70 080
VAT on property transferred free of charge		10033	—	—
Property transfer to municipal ownership		10034	7 308	2 074
Other operational expenses		10023	342 009	40 934
Non-sales incomes		120	348 483	183 170
including:				
Profit of 2004, revealed in reporting period		12001	196 403	—
Profit of 2003, revealed in reporting period		12002	275	24 166
Profit of 2002, revealed in reporting period		12003	103	3 633
Profit before 01.01.2002 revealed in reporting period		12004	23 938	74 066
Penalties, fines and forefeits, admitted or payable in acordance with court (arbitration) decision		12005	1 940	1 862
Accounts receivable for more than 3 years		12008	2 936	465
Exchange rates differences		12009	—	—
Property in excess on the inventory results		12010	4 987	3 295

Parameter	Note	Linecode	Per reporting period	Per similar period of previous year
1	A	2	3	4
Assets obtained free of charge ќ— й ЌћS excluded		12011	—	—
Income from ќ— obtained free of charge, determined in established order		12012	19 869	975
Appropriation differences		12013	68	—
Other non-sales incomes		12014	97 964	74 708
Non-sales expenses		130	716 033	372 386
including:				
Loss of 2004, revealed in reporting period		13001	18 986	—
Loss of 2003, revealed in reporting period		13002	4 166	52 196
Loss of 2002, revealed in reporting period		13003	683	977
Loss before 01.01.2002 revealed in reporting period		13004	83 470	172
Penalties, fines and forefeits, admitted or payable in acordance with court (arbitration) decision		13005	422	212
State duties on economic agreements		13007	200	52
Accounts payable for more than 3 years		13008	76 889	42 871
Exchange rates differences		13009	1	15
Legal costs		13010	156	150
Appropriation differences		13011	61	32
Thefts, shortages		13021	348	2 468
inventories amortization above rates of natural loss		13022	—	—
Costs of executive proceedings		13024	—	—
Social objects maintenance from profit		13026	6 384	21 684
Employees apartment costs redemption		13027	294	241
Expenses for sports events		13030	2 347	1 199
Expenses for social activity		13031	5 697	5 740
Charity expenses		13032	3 208	15 550
Other non-sales expenses		13029	512 721	228 827
Profit tax and other similar obligatory paymentsЖЖК		150	87 090	666 774
including:Profit tax and other similar obligatory payments		15001	203 477	265 674
Profit tax on the basis of transition period		15005	—	(10 613)
Constant tax liabilities		15006	399 246	333 038
ќЌќ amortization		15007	(728 135)	(3 556)
ќЌSamortization		15008	45 501	482
Tax fines,		15010	(423)	4 431
including:				
profit tax		15011	(976)	5 468
VAT		15012	596	(384)
proporty tax		15013	34	—
other taxes		15014	(77)	(653)
Tax penalties		15020	127 873	13 168
including:				
profit tax		15021	1 187	14 874
VAT		15022	1 419	(1 606)
proporty tax		15023	10 143	126
other taxes		15024	115 124	(226)
Restructured tax penalties (acknoledged		15050	—	—
including:				
profit tax		15051	—	—
VAT		15052	—	—
proporty tax		15053	—	—
other taxes		15054	—	—
Fines to state non-budgetary funds,		15030	—	(6)
including:				
Pension fund of RF		15031	—	(5)
Social insurance fund		15032	—	(1)
Obligatory medical insurance fund		15033	—	—
Employment fund		15034	—	—
Penalties to state non-budgetary funds,		15040	94	71
including:				
Pension fund of RF		15041	57	60
Social insurance fund		15042	22	2
Obligatory medical insurance fund		15043	15	9
Employment fund		15044	—	—
Penalties to state non-budgetary		15060	—	—
including:				
Pension fund of RF		15061	—	—
Social insurance fund		15062	—	—
Obligatory medical insurance fund		15063	—	—
Employment fund		15064	—	—
Other obligatory payments		15045	39 457	64 085
Income fron restructured tax penalties amortization		15070	—	—
Extraordinary incomes		170	10 715	1 044
insurance compensation		17031	10 676	1 044
Cost of materials and capital equipment, after amortization due to emergency, of nonrepairable and nonusable assets		17032	—	—
other extraordinary incomes		17033	39	—
Extraordinary losses		180	4 739	655
Costof forfeitedmaterials and capital equipment		18001	21	68
Losses from amortisation due to emergency		18002	—	—
other extraordinary losses		18005	4 718	587

6.5. Conclusion of the Company Auditor.

PricewaterhouseCoopers

THE AUDITOR CONCLUSION
On the financial (accounting) statement

To shareholders of Open Joint-Stock Company "Samaraenergo"

Auditor details:
The closed joint-stock company " PricewaterhouseCoopers Audit" (ZAO "PwC Audit")

State registration certificate of the joint-stock company No. 008.890 issued on February 28, 1992 by Moscow Registration Chamber.

Certificate of record entering into in the Uniform State Register of Legal Entities on legal entity registered before July 1, 2002, number 1027700148431 dated August 22, 2002, issued by Moscow interdistrict inspectorate No 39 of RF Ministry of Taxation

License for auditing services No E000376, issued by Ministry of Finance of the Russian Federation, date of issue 20.5.2002. Expiry date: 20.05.2007.
Audited entity details:
Open Joint-Stock Company "Samaraenergo"

443100, Russia, Samara, Majakovsky street, bld. 15

State registration certificate of the joint-stock company No. 1318 issued by Administration of Lenin district of Samara on August 12 1996

Certificate of record entering into in the Uniform State Register of Legal Entities on legal entity registered before July 1, 2002 No. 1026300956131 dated August 15, 2002 issued by Lenin district of Samara inspectorate of RF Ministry of Taxation

THE AUDITOR CONCLUSION
On the financial (accounting) statement

To shareholders of Open Joint-Stock Company "Samaraenergo"

1. We have conducted audit of the attached financial (accounting) statements of the Open Joint-Stock Company "Samaraenergo" (hereinafter – "the Company") for the period from January, 1 to December, 31, 2005 inclusive. The financial (accounting) statement of the Company consists of Balance sheet, Profits and loss account, Capital change report (form 3), Cash flow report, Appendix to balance sheet (form 5), Explanatory note. (Hereinafter all statements in the aggregate are referred to as "financial (accounting) statements"). Financial (accounting) statements were prepared by the Company management based on Russian laws as related to financial (accounting) statements preparation. Statements prepared according to the above law differ from the statements based on international financial statements norms significantly.

2. Executive body of the Company bears responsibility for financial (accounting) statements preparation and rendering. Our task was to express our opinion on reliability of the above financial (accounting) statements in every respect and book-keeping procedures conformity with the legislation of the Russian Federation basing on the results of this audit.

3. We have performed audit in compliance with the federal law "On auditing activity", Federal norms (standards) of auditor activity and our Corporative standards.

4. Audit was planned and preformed to obtain reasonable confidence that the financial (accounting) statements of the Company do not contain essential distortions. Audit was performed on a selective basis and included examining of test evidences, confirming numerical data of the financial (accounting) statements and disclosure of the information on financial and economic activity, evaluation of compliance with principles and norms of book-keeping used in preparation of the financial (accounting) statements, consideration of the basic estimated figures received by a management of the Company management, as well as evaluation of financial (accounting) statements representation. We believe, that the performed audit provides the sufficient basis for our opinion on reliability of the financial (accounting) statements in every respect and compliance of principles and norms of book-keeping with the legislation of the Russian Federation.

5. The Company maintains records of fixed assets on the basis of revalued (replacement) cost. Last revaluation was performed as of January 1, 2002. Changes in the economical situation since the last revaluation date evidence for essential modifications of fixed assets replacement cost, that were not reflected in financial (accounting) statements for 2005. In this connection fixed assets balance value and financial investments in affiliated companies, formed mainly by means of fixed assets transfer to affiliated companies' authorized capitals, can be misrepresented.

6. In our opinion, except for corrections that could have been necessary in case ample corroboration of facts mentioned in item 5 of this Conclusion can be obtained the financial (accounting) statements of the Company, attached to this Auditor Conclusion authentically reflect the financial status of the Company as of December, 31, 2005 and the results of financial and economic activities within the period of January 1 to December 31, 2004 inclusive, in compliance with the legislation requirements of the Russian Federation in the field of the financial (accounting) statements preparation.

30 March 2006

Director of the Joint-Stock Company
A.V. Chmel

Auditor
S.A. Blokhin
Certificate of competence No K008770
General audit
Termless

7. Distribution of Profit and Dividend Policy

Distribution of the Company profit, approved by annual shareholders meeting.

	As of 2002	As of 2003	As of 2004
Undistributed profit (thousand rbl.)	117 843	253 450	440 197
Reserve fund (thousand rbl.)	5 893	73 084	2 987
Accumulation fund (thousand rbl.)	-	-	-
Dividends (thousand rbl.):	111 950	180 366	145 330
Other purposes	-	-	291 880 (йогжтуйчйй)

Dividend history of the Company for the last 3 years.

	2003 (for 2002)	2004 (for 2003)	2005 (for 2004)	2005 (for 9 months of 2005)
Dividend per 1 common share, rbl.	0,027786	0,044113	0,034438	0,053807
Dividend per 1 preference share, rbl.	0,027786	0,044113	0,0431	0,053807
Total amount of dividends accrued, thousand rbl.	111 950	180 366	145 330	220 002
Dividend returns per 1 common share, %	1,4	1,3	0,97	1,3
Dividend returns per 1 preference share, %	1,7	2,2	2,5	1,5

8. Investment activity

8.1. Investments of the Company, including those allocated for reconstruction and modernization.

Samaraenergo 2003 - 2005 investments diagram :



2 500 000
2 000 000
1 500 000
1 000 000
500 000
0
2003
2004
2005
Total investments with VAT, thousand rbl.
Investments in reconstruction and modernization

Investment volumes by years: 2003 - 944794 thousand rubles. (797035 thousand rubles allocated for reconstruction and modernization); 2004 - 1487912 thousand rubles (1105033 thousand rubles allocated for reconstruction and modernization); 2005– 2072494 thousand rubles (1561013 thousand rubles allocated for reconstruction and modernization).

Sources of investment programs financing (profit, depreciation, etc).

The basic sources of JSC "Samaraenergo" investment programs financing are internal funds.

Development of investments (VAT included) in 2003 - 2005 per sources looks as follows:

	2003			2004			2005		
	Planned	Actual	%	Planned	Actual	%	Planned	Actual	%
TOTAL, thousand rbl.	1426860	944794	66	1550913	1487912	96	2465981	2072494	84
Including - out of internal funds				1550913	1427205	92	2465960	2072473	84
Depreciation charges	1421860	867572	61	1486913	1381530	93	1487858	1725416	116
Profits	5000	1623	32	5000	827	17	919102	311650	34
Other sources (research and development expenses)				59000	44848	76	59000	35407	60
- borrowed funds				0	60707		21	21	100
The budget of the Russian Federation					21		21	21	100
Individual share funds					60435				
Others					251				

8.2. Structure of capital investments per channels: power stations, electric networks of all voltage classes, thermal networks, equipment that does not require installation and not included in construction cost estimates, design and exploration work for the next years construction, non-productive construction, other objects.

Structure of investment per channels dynamics in 2003-2005:
2003



3%
non-productive development
8%
other investments
2%
design and exploration for future cinstructions
45%
heat power station
22%
equipment that does not require installation
10%
heat networks
10%
electric networks

8. Investment activity

2004


4%
non-productive
development
10%
other investments
3%
design and exploration
for future cinstructions
37%
heat power station
14%
equipment
that does not require
installation
14%
heat networks
18%
electric networks

2006


0%
non-productive
development
14%
other investments
3%
design and exploration
for future cinstructions
33%
heat power station
11%
equipment
that does not require
installation
18%
heat networks
21%
electric networks

The most significant actions in reconstruction and modernization:

2003:

- TGM-84 boilers gas supply reconstruction with "AMAX" gas blocks at st.№2 VAZ TPP, TGME-464 st.№13 Syzran TPP, BKZ-220 st.№9 Bezymianka TPP;
- Installation of immediate boiling accelerator ИМВ-50 at Bezymianka TPP;
- Reconstruction of Bezymianka TPP TG-2 with rotov shovelling;
- Reconstruction of mechanical gauges with introduction of vibration control and vibration protection TG-3 Samara TPP, TG-11 VAZ TPP, TG-7 Syzran TPP;
- Replacement of air circuit-breaker for SF6 ones at VAZ TPP ОРУ and Togliatti TPP ЗРУ;
- Modernization of bouiler units automated control at VAZ TPP, Togliatti TPP and Samara TPP;
- Reconstruction of smoke stack №2 at Novokuibushevsk TPP-1;
- Modernization of PT-60-130/13 turbine №1 at VAZ TPP;
- Reconstruction of process water line at VAZ TPP;
- Reconstruction of thermal system makeup scheme with increase of output and hot water reserve at VAZ TPP (vacuum deaerators);
- Reinforcement and partial replacement of Togliatti TPP building structures;
- Reconstruction of Novokuibushevsk TPP-2 main building,
- Roofing reconstruction at Samara TPP turbine building;
- Reconstruction of Novokuibushevsk TPP-2 GPK-1.
- Reconstruction of 0,4,6-10 kV power lines, total length 83,8 km;
- Transformer replacement at substation 110kV «Snisski»– 2x16 thousand kVa;
- Transformer replacement at substation 110kV «Klinicheskaya» - 63 thousand kVa.
- Heat networks in Samara, Novokuibyshevsk, Togliatti, total length - 3,1 km.

2004:

- Turbine of Samara state district power station 3 - 12 MV;
- Heat networks in Samara, Novokuibyshevsk, Togliatti, total length - 4,83 km;
- 16 thousand.kVA transformer on substation 110kW «Lopatino»;
- Transmission lines 153,71 km long;
- Upgrade of item 3 at VAZ thermal power station turbine T-100,
- Reconstruction of Togliatti thermal power station KA item 4 ТП-87;
- Reconstruction of the gas supply scheme with "AMAX" gas blocks on KA: TGM-84 item 4 of VAZ thermal power station, TP-230-2 item 6 of Bezymianka thermal power station;
- Reconstruction of cooling tower at Togliatti thermal power station №2,
- Reconstruction of power supply at Togliatti TPS RUSN-6kV section 6P,
- Reconstruction of mechanical gauges with introduction of vibration control and vibration protection TG-8 at Togliatti TPP, TG-2 at Novokuibushevsk TPP-2, TG-4 at Samara TPP, TG-8 at Syzran TPP,
- Reconstruction of steam line GPK-3 at Novokuibushevsk thermal power plant-1,
- Installation of evaporators IMV-50 at Bezymjanka thermal power plant (2nd turn),

2005:

- TA modernization at substation 60-130/13 st.№2 VAZ TPP;
- Makeup water supply tank at VAZ TPP;
- Pipelines reconstruction at BU TA st. 5 VAZ TPP;
- Reconstruction of mechanical gauges with introduction of vibration control and vibration protection TG -8 at VAZ TPP;
- Installation of ГПК second line from section №3 to TG-1 of Togliatti TPP;
- automatic control system monitoring at Togliatti TPP;
- Reconstruction of relay protection and automation devices at high-voltage line110kV КГЛ 1,2 connection to high-voltage line110kV БК-1 inset;
- Reconstruction of cooling tower №3 at NkTPP-2;
- Thermal power stock-taking system at NkTPP-2;
- Introduction of equipment vibration control at TG 1-5, boilers 1-5 of Samara TPP;
- Cooling equipment installation at backpressure pipelines of P-50-130/13 turbine st.№5 of Samara TPP;
- Reconstruction of the gas supply scheme with "AMAX" gas blocks at boiler ТГМ-84 st.№ 3 VAZ TPP, boiler ТГМ-151Б st.№ 11 Syzran TPP, boilerНЗЛ-110 st.№ 5 Samara district power station;
- Reconstruction of costal pumping house of BTPP;
- Heat networks in Samara, Novokuibyshevsk, Togliatti, total length 5,12 km;
- Replacement of transformers of 35kV and higher voltage with 113 thousand kVa total power;
- Construction and reconstruction of electric supply line, total length 119,2 km.

8.3. Non-profile financial investments.

Currently JSC "Samaraenergo" works on decrease of participation in non-profile kinds of activity aimed at minimization of costs associated with ownership.

As per the beginning of year the amount of long-term financial investments into other organizations amounted to 271 876 770,34 rbl.

Investments in «Zhigulevsk hydroelectric power station» and RAO "UES of Russia" were recognized profile by the decision of the Property Committee. The total cost of such investments amounted to 124 071 478,11 rbl.

In 2005 Samaraenergo investments increased by 359 935, 38 rbl. due to JSC RAO UES of Russia shares revaluation .

In the course of the Company reoganization shares of JSC "SERS", JSC "SKP" and JSC "SPRS" were transferred to Volga TGC as contribution to authorized capital.

In the course of actions aimed at decrease of JSC "Samaraenergo" participation in non-profile kinds of activity, share holdings of JSC "Rosskat" and 100% share of OJSC "ERC" were sold in 2005.

JSC "Prima-Bank" is currently under liquidation. Write-off of this investment can be done only upon termination of the company liquidation process. The amount of investment subject to write-off makes up 508 340,14 rbl.

Market evaluation of six companies required by corporate procedures, is impossible due to termination of these companies' activity and lack of information on their financial status.

8.4. Attraction of credit resources for investment projects.

No credit resources were involved in investment projects in 2003-2005.

9. Prospect of the Company technical re-equipment and development

9.1. Introduction of new energy production methods and Company development dynamics.

In 2005 within the frames of technical policy for the period of 2005-2015, JSC "Samaraenergo" worked in three following lines that form the indivisible range of medium-term (2006-2010) and long-term (up to 2015) Investment program activities.

Ist line

Activities securing of the existing (operating) equipment, replacement and reconstruction of major units:

1. Existing TPP steam-turbine equipment;
2. Boiling equipment;
3. Water treatment equipment;
4. Fuel supply equipment;
5. Heat-extraction equipment and circulation systems;
6. Electric equipment;
7. Buildings, constructions of production and non-production sphere;
8. Thermal systems equipment,
9. Information technologies introduction;

These activities are mostly financed from depreciation funds.

Implementation of the above measures will guarantee the major JSC "Samaraenergo" task execution that is to secure reliability and efficiency of power supply to the current customers as well as form the basis for further development.

IInd line

Increase of power production efficiency of JSC "Samaraenergo" enterprises:

1. Development of TPS thermodynamic cycles with binary cycle introduction;
2. Increase in electric power output of TPS working on thermal input aimed at reduction of gap between stations actual and available capacity, i.e. by means of:
   - Restitution of previous consumers' loads;
   - Hook up of new consumers' thermal loads (incl. autonomous heating sources and block networks with their future transfer to central heating);
3. Introduction of up-to-date engineering methods, equipment and processes.
4. Construction of GTU, GSM etc. on the basis of separate heating sources of cities and districts controlled by JSC "Samaraenergo" ;
5. Electric and thermal energy loss reduction in Samaraenergo networks by means of tested state-of-art methods.

These activities are mostly financed from JSC "Samaraenergo" internal funds (depreciation, net profit, new customers networking). External investments can also be attracted.

Implementation of these measures will form the basis for JSC "Samaraenergo" business efficiency and competitiveness on electric power wholesale market.

IIId line

Providing of new power loads hook-up technical feasibility, sales markets expansion heat and electric power output increase by means of:

1. Hook up of new consumers' thermal loads (incl. autonomous heating sources) without their further transfer to central heating scheme, with future reconstruction of thermal systems and sources aimed at their heating circuits efficiency increase.
2. TPS and boiler houses reconstruction aimed at increase of hooked-in power loads (without TPS power efficiency growth), with the purpose of combined electric and thermal power output increase.

These activities are mostly financed from JSC "Samaraenergo" internal funds (depreciation, net profit, new customers networking). External investments can also be attracted.

These tasks implementation will enlarge gross receipts with slight increase of heat and electric power production profitability level.

9.2. Implementation of power systems (electric power supply to customers) reliability programs.

Due to the fact that since 01.01.2006 JSC "Samaraenergo" have terminated heat and electric power production, transmission and distribution, the priorities in Company's technical upgrade and development have changed.

In the light of reforms, the major activities of the Company will be aimed at communication systems and internet technologies development, automation of interaction with electric power consumers, providing of most comfortable communications for them.

10. Development of the Company communication network and Internet-technologies

In 2005 dispatch and process monitoring means provided proper transmission and automated processing of dispatch and process information.

Activities in development and introduction of modern means of communication, telemechanics and data transmission on the basis of digital systems, fiber-optic transmission lines and computer information processing are in progress in the power supply system.

1. Production-technical fiber-optic communication line with transport communication network of STM-1 (155 Mbit/s) level was modernized in the following sectors: «Executive directorate - JSC "Rostelecom" – Samara Thermal Networks – Central heating boiler house». Total length of fiber-optic communication lines - 10 km, number of optic fibers in mainlines - 24.
2. Production-technical fiber-optic communication line with fiber-optic cable suspension on power transmission lines poles between Samara TPS – BTPS was created. Total length of fiber-optic communication lines - 10 km, number of optic fibers in mainlines - 16.
3. Reconstruction of Samaraenergo Executive Directorate central communication center was made, working draft of diesel power backup generator developed.
4. Working draft of production-technical fiber-optic communication line with fiber-optic cable suspension on power transmission lines poles was developed to connect the following: «central heating boiler house (CHB – VPS – NkTPS-1- MkTPS -2 – ChPS, BTPS - VPS, SPS - Samara TPS, «VAZ TPS –Togliatti TPS – Togliatti PS (PS Levoberezhnaya)». Total length of fiber-optic communication lines under design – 150 km, number of optic fibers in mainlines -32.
5. New corporate ATX Hipath 4000 with dispatcher switchboard function were mounted and launched at the following facilities: Executive Directorate, STPS, Samara TPS, BTPS, ToTPS, VAZ TPS, SPS, CHB.

Digital data transfer and telephony channels were established between the Executive Directorate central communication centers of a number of power enterprises: JSC Saratovenergo, JSC Ulianovskenergo and JSC Orenburg TGC.

11. Procurement activity

11.1. Principal provisions of the Company policy in the fields of procurement in compliance with Order of regulated goods, works, services procurement for Company needs.

Principal provisions of the Company policy in the fields of procurement are regulated by Order of regulated goods, works, and services procurement for needs of JSC "Samaraenergo", approved by the company Board on 9.11.05 (minutes №11/172). Simultaneously the Board approved the quarterly report form (№№1-2) of JSC "Samaraenergo" sole management body on procurement activity. Personal structure of Central procurement body was approved by the Board on 14.10.05 (minutes №9/170).

Goals of procurement activity arrangement

1. Open purchases declare the Company openness thus increasing it investment attractiveness.
2. Organization of competitive procedures that serves as an instrument for expense control by the corporate enterprise.
3. Cost justification in conditions of tariff control, based on competitive procedures results.
4. Market prices for purchased products on condition of higher efficiency of funds assigned for procurement (price-quality).

Procurement procedure regulation is used for the purpose of proper and effective customer's funds spending as well as economically grounded expenses (market products price). Procurement procedure regulation:

1. Is effected by means of obligatory procedures implementation. These procedures must be observed by purchasing personnel when goods are purchased for the price exceeding the certain level (the same procedures can be used for less expensive products purchase if reasonable). These procedures include:
   a) accurate demand planning;
   b) market analysis;
   c) actions aimed at reasonable competition level among potential suppliers where possible, if impossible – higher level of internal control;
   d) fair and reasonable choice of preferable offers at complex analysis of gains and losses (products price and quality mostly);
   e) agreement execution and purchased products use control;
2. It is based on systematic approach that means the following for the customer:
   a) regulating surroundings;
   b) established organizational structure of purchase control;
   c) Trained purchase personnel
   d) established purchase infrastructure (information support, means of electronic trade, certification, professional advisors);
3. Maintenance of purchase norms corporate unification;
4. Authority and responsibility of purchase personnel.

11.2. General Director annual report on procurement activity with activity types and purchase methods break-down.

The scope of regulated purchases increased 1,7 times compared to 2004. Share of regulated purchases in total expenses of 2004 amounted to 38 %, in 2005 it reached 65 % (fuel, lubricants and power purchase excluded).

Regulated purchases made up 1 764 111 thousand rubles in 2004, and 3 015 322 thousand rubles in 2005.

Share of open procedures in the total purchase volumes compared to 2004 should be noted.

Regulated procedures to expenses ratio in power maintenance division amounts to 50 %. Such failure to execute regulated procedures is caused by the fact that actual business plan expenses include expenses for noncontracted repairs as well as expenses for salary fund and consolidated social tax.

Low regulated procedures to expenses percentage in operating costs, equal to 19,6 %, is caused by the fact that process water purchase was not included in regulated purchases scope, though it is included in actual business plan expenses.

Sole source purchase amounted to 1 120 104,2 thousand rubles or 42,3 % of the total purchase volume. The list of major sole source cases is given below:

a. Products purchased from dependent and related parties (volumes guaranteed) - 673 893 386 rbl.;
b. Only one offer was put forward for open competition and it was acceptable - 134 552 520 rbl.;
c. On the results of open competitions BU-2 CPA- 87 846 159 rbl.;
d. Absence of equivalent products - 85 145 377 rbl.;
e. Additional purchases - 18 842 479 rbl.;
f. Urgent demand - 11 850 039 rbl.;
g. Significantly lower price - 1 475 000 rbl.

12. Environment protection

Dynamics of pollutant emissions and sewage volumes.

Environment protection from harmful emissions dumps and wastes generated in the process of electric and thermal energy production is one of priority tasks of JSC "Samaraenergo". Unfavorable ecological situation in the Samara region, especially in the cities of Samara, Togliatti, Novokuybyshevsk and Syzran, where the power supply system stations are located, along with strict emissions and polluted wastes discharge regulations cause the necessity of constant introduction of new nature protection measures reducing harmful power stations influence on the environment. Ecological factors are always taken into consideration in the process of equipment reconstruction, repair and installation.

Pollutant emissions of power stations directly depend on the amount and structure of the burnt fuel, as well as on efficiency of environment protection measures.


ref. fuel thousand tons
thousand ton
8000
7900
7800
7700
7600
7500
7400
25
20
15
10
5
0
23,12
polutant emissions
19,26
17,79
2003
2004
2005
fuel consuption

In 2005 compared to 2004 power system total fuel consumption reduced from 7770,3 thousand tons to 7636,6 thousand tons, i.e. by 1,7%.

The share of natural gas in fuel balance of 2004 amounted to 99,6%, black oil - to 0,2%, coal - to 0,2% as well, in fuel consumption of 2004 natural gas made up 99,2%, black oil – 0,4%, coal – 0,4%.
The structure of fuel consumption in the accounting year improved from the ecological standpoint.

In 2005 total pollutant emissions of the system as a whole amounted to 17,79 thousand tons compared to 19,26 thousand tons in 2004, in the following way:

- solid waste reduced from 0,37 thousand tons to 0,19 thousand tons (1,95 times);
- sulfur oxides reduced from 1,17 to 0,7 thousand tons (by 40,2%);
- nitrogen oxides reduced from 17,31 to 16,62 thousand tons (by 4%).

Reduction in harmful emissions was basically caused by introduction of effective nature protection actions and increase of gas burning share in fuel balance, and to a lesser degree by reduction of the annual fuel consumption.

Reduction in polluted sewage by 719,4 thousand m³ in 2005 compared to the previous year was caused by measures taken at Novokuibushevsk thermal power station-2, Bezymianka thermal power station and Syzran thermal power station.


126 000
124 000
122 000
120 000
118 000
116 000
114 000
112 000
110 000
123 582,5
114 792,3
114 704,5
2003
2004
2005

Measures for air pollution and polluted sewage reduction.

116,84 mln. rbl. Were spent in 2005 for environment protection works in the power system.

Environment protection actions at JSC "Samaraenergo" branches are performed according to the program coordinated with the Samara Technological and Ecological Inspectorate.

12. Environment protection


140 mln. rbl
120
100
80
60
40
20
0
84,04
87,75
115,84
2003
2004
2005

Air protection

The following air protection actions were carried out in 2005:

At Togliatti thermal power station:

- Renovation of a station 5 boiler according to CKTI project with the combustion gases recirculation, replacement of torches for clean ones aimed at nitrogen oxides emissions reduction. Ecological effect - reduction of nitrogen oxides emissions by 200 tons/year in 2006 when reconstruction is finished. 45404,6 thousand rubles invested in 2005 with 18000 thousand rubles planned;

At Bezymianka thermal power station:

- Project of torches reconstruction and combustion gas recirculation equipment installation at station 2 boiler. Expenses – 250 thousand rubles;

At VAZ thermal power station:

- New electronic GTM-5101M oxygen meters were introduced and started for oxygen detection in exhaust gases on TGM, TGME boilers, station №№ 1,13. Ecological effect - better control of fuel burning aimed at reduction of carbonic oxide. Expenses – 120 thousand rubles;

At Syzran thermal power station:

- Experimental combustion gas recirculation system is installed and tested at power boiler of station 12 TGME-464 aimed at nitrogen oxides reduction. Expected ecological effect - nitrogen oxides emissions reduction by 24,3 tons/year, expenses – 1200 thousand rubles;

At Samara district power station:

- replacement of secondary blasting embrasures aimed at reduction of nitrogen oxides at boiler NZL-60 station № 1, NZL-110 station № 4. Expenses – 45,2 thousand rubles;

At Bezymianka thermal power station:

- Reconstruction of boiler 7 furnace by torches repackaging aimed at nitrogen oxides reduction was not completed in 2005 due to lack of financing. The design is ready, torches manufactured. Torches installation will be carried out in 2006. Estimated expenses 770 thousand rubles. 620 thousand rubles were invested in 2005.

Water protection

The following actions aimed at water protection were performed at power system enterprises in 2005:

At Togliatti thermal power station:

- Analysis of process requirements to water-chemical procedure introduction with their further automation. Expenses in 2005 - 150 thousand rubles.;
- Introduction of zero-discharge technology of chemical water treatment by "Gilufer-422" chemical for a heating system makeup. Expenses - 855 thousand rubles;
- Circulating water treatment with oxyethyldiphosphonic acid. Expenses - 170 thousand rubles.

At Novokuibyshevsk thermal power station-2:

- Active coal in waste disposal plant FAU №2 (mineral oil content reduction by 0.05 mg/l). expenses 100 thousand rubles.;
- Slime water pumping tubes replacement at XBO second line (suspended particles reduction by 0.5 mg/l). Expenses 15 thousand rubles;
- Anthracite replacement in waste disposal plant mechanical filters №№ 1,3 (mineral oil content reduction by 00.03 mg/l). Expenses 120 thousand rubles;
- Pump repairs at water supply point №1-4,6,7 (sewage pollution reduction). expenses 56 thousand rubles;

at Bezymianka thermal power station:

- Water monitoring. Expenses 4033 thousand rubles;
- Reconstruction of fish protecting facilities. Expenses 395 thousand rubles;

At Syzran thermal power station:

- Ventilation system reconstruction project development. Expenses 1650 thousand rubles;
- Reconstruction of chain №4 filters binding with replacement of steel tubes and reinforcement for PND tubes and lined ARMATEK reinforcement Реконструкция обвязки фильтров цепочки с заменой стальных трубопроводов и арматуры на трубопроводы ПНД и футерованную арматуру. Expenses 50 thousand rubles;

At Samara district power station:

- Coastal pump-house rotating cleansing grids inspection and repairs. Expenses 125 thousand rubles;
- Turbo alternator oil coolers cleaning. Expenses - 50 thousand rubles;

At Samara thermal power station:

- Filter M-1 elements replacement at main building of Sewage treatment facility. Expenses 80 thousand rubles;
- Flotator 1 filter element replacement at black oil plant of Sewage treatment facility. Expenses 15 thousand rubles;

At Novokuibushevsk thermal power station-1:

- Kriusha river surface water monitoring. Expenses 8 thousand rubles;
- Land cleanup and reclamation around spillway site started, incl. Kriusha river protection area (to be constructed in 2005-2007). Expenses for technical upgrade 3500 thousand rubles.

Tasks for 2006

In connection with establishment of JSC Volga TGC, incorporating all power stations that have been JSC Samaraenergo branches before 2006, ecological goals of thermal power stations for the coming 3 years will be solved by the new joint-stock company.

JSC "Samaraenergo" activity in the field of land protection and wastes disposal includes the inventory of production and consumption residue, generated by the enterprises, development of draft norms for waste generation and emissions limits, dangerous wastes certificates drafting, reception of annual limits on waste disposal, arrangement of sites for temporary waste storage at the enterprises, waste recycling.

Work on cinder waste sale is carried out. The total amount of cinder waste at "Samaraenergo" thermal power stations cinder stockpiles is 7694,2 thousand tons. Coal is burnt only at the Togliatti thermal power station. JSC "Samaraenergo" sells cinder waste to construction materials plant and private persons who use them for wall panels, cinder blocks and pavement bottoming manufacturing. In 2005 cinder waste sale amounted to 87,4 thousand tons with 4,7 thousand tons newly produced, i.e. their quantity is being gradually reduced.

JSC Samaraenergo activity in environment protection from physical factors (electric field, magnetic field, noise) includes observance of existing norms for these physical factors at working places.

Ecological personnel qualification

Environment protection engineers of JSC Samaraenergo branches and Executive Directorate improve their skills every 3-5 years. In 2005 more than 40 branches and directorate specialists were trained according to the program of hazardous wastes disposal.

No cases of environmental regulations infringements or emergencies with environmental consequences were registered at "Samaraenergo" enterprises in 2005.

13. Manpower and social policy. Social partnership

13.1. Manpower structure break-down by categories.

Manning level of the Samara power supply system as of December 31, 2005 is 12 077 employees, namely:

Managers of all categories	-	1 736
Experts	-	2 060
Office stuff	-	172
Workers	-	8 109

The staff structure analysis for 2005 compared to 2004 shows the insignificant decrease of the staff (33 employees).

Quantitative analysis of the staff over the last 3 years:

Category of employees	01.01.2004.	01.01.2005.	31.12.2005.
- total manpower, (persons)	14518	12 110	12 077
including:			
- managers	2002	1 713	1 736
- experts	2091	2 009	2 060
- office stuff	202	173	172
- workers	10223	8 215	8 109



2003
2004
2005
2002
2091
202
2002
1713
2009
173
8215
1736
2060
172
8109
workers
office stuff
managers
experts

13.2. Age structure of employees (text and pictorial representation).

14,7 % of the Samara power supply system enterprises employees are under 30, 59,4 % - from 30 to 50, 25,9 % - over 50.

Age structure of managers:



2003
2004
2005
670
126
1206
574
109
1030
565
105
1066

Age structure of experts:



2003
2004
2005
517
373
1201
492
367
1150
506
379
1175

Age structure of workers:



2003
2004
2005
2450
1659
6114
2118
1237
4860
2026
1263
4820



2003
2004
2005
3684
2194
8640
3228
1742
7140
3033
1773
7171
до 30 лет
30-50 лет
старше 50 лет

13.3. Employee turnover.

2003	2004	2005
4,1 %	3,7 %	3,3 %



4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
2003
2004
2005

The number of employees dismissed in 2005 due to turnover was 432 persons. In 2005 total turnover of staff in the Samara power supply system amounted to 3,3 %, compared to 3,7 % in 2004.

The major reasons of employee turnover in Samara power supply system in 2005 are as follows: low career prospect, dissatisfaction with salary level.

13.4. Qualitative structure of Employees (education level). Personnel development system.

The qualitative staff structure remains at relatively high level, 96 % of engineering personnel have higher or specialized secondary education. As a whole more than 7 thousand employees of Samara power supply system have higher education, 6 persons are candidates of sciences.

Quantitative structure of staff with break-down by categories:

Category	Number of employees (persons)	Higher education (persons)	Specialized secondary education (persons)	Candidates of Science(persons)
Total manpower, incl.	12 077	3 844	3 325	6
Managers	1 736	1 240	406	6
Experts	2 060	1 532	464	-
Office stuff	172	44	58	-
Workers	8 109	1 028	2 397	-



4500
4000
3500
3000
2500
2000
1500
1000
500
0
3888
3945
13
3713
3366
12
3844
3325
11
2003 г.
2004 г.
2005 г.
Candidates of Science
Higher education
Specialized secondary education

The number of employees dismissed in 2005 due to turnover was 432 persons. In 2005 total turnover of staff in the Samara power supply system amounted to 3,3 %, compared to 3,7 % in 2004.

The major reasons of employee turnover in Samara power supply system in 2005 are as follows: low career prospect, dissatisfaction with salary level.

3

13. Manpower and social policy. Social partnership

13.4. Qualitative structure of Employees (education level). Personnel development system.

The qualitative staff structure remains at relatively high level, 96 % of engineering personnel have higher or specialized secondary education. As a whole more than 7 thousand employees of Samara power supply system have higher education, 6 persons are candidates of sciences.

Quantitative structure of staff with break-down by categories:

Category	Number of employees (persons)	Higher education (persons)	Specialized secondary education (persons)	Candidates of Science (persons)
Total manpower, incl.	12 077	3 844	3 325	6
Managers	1 736	1 240	406	6
Experts	2 060	1 532	464	-
Office stuff	172	44	58	-
Workers	8 109	1 028	2 397	-


45000
40000
35000
30000
25000
20000
15000
10000
5000
0
2003
2004
2005
20855
28578
40577
12344
16004
22062
8097
10525
14736
8732
11279
15124
managers
experts
office stuff
workers

In spite of the measures taken, Samaraenergo is significantly behind the leading industrial enterprises in salaries level.

13.5. Labor protection.

Labor protection issues are under constant control of the power system management. In 2005 total amount spent for labor protection activity made up 87,2 mln. rbl., 35,3 mln. rbl. were spent for individual protection devices that is 7259 and 2941 rbl. respectively per one employee (compared to 7573 and 2622 rbl. per a person in 2004). The Company carries out continuous activity in the field of personnel equipping with up-to-date devices, tools, certified protection instruments. Wide range of activities in labor organization, target personnel training, competitions in crafts with further privileges granting and extra charges for the winners are successfully applied for a number of years. The system of a rating evaluation for service and repair personnel was developed and introduced. This system allows evaluating the professional level not only of a certain employee, but of the whole division.

Summer health-improving campaign was traditionally well organized. As a result 5 856 employees and their families improved their health, including:

- in sanatoriums, health resorts, tourist camps - 4 947 persons (3 903 of them at the corporate tourist camps);
- In children's campus and health resorts - 909 children.

Financial expenditures from different sources (profit of the Company, social insurance, trade union budget, partial employees' contributions) amounted to 30 806,3 thousand rubles, including:

- Company profit - 20 mln.rbl;
- "Electrotradeunion" budget - 2,5 mln.rbl;
- Social insurance - 2 821,02 thousand rbl;
- Employees' contributions - 5 462,9 thousand rbl.

The agreement with electric power industry non-governmental "Volga Pension Fund" was signed within the frames of retirement insurance program. Payments to this fund in 2005 made up 11,7 mln. rubles.

14. Goals and trends of the Company for the coming year, strategic tasks execution.

14.1. The Company reforming.

On 3.9.2004 the Board of Directors of RAO "UES of Russia" has unanimously approved the project of JSC "Samaraenergo", JSC "Saratovenergo", JSC "Ulianovskenergo" and JSC "Orenburgenergo" reforming. Reforming was aimed at separation of exclusive and competitive kinds of activities, creation of large inter-regional power companies, integrated according to activity type, economic efficiency of industrial activity and investment attractiveness increase, alongside with reliable and uninterrupted power supply to consumers of four regions.

In 2005 JSC Samaraenergo jointly with JSC Saratovenergo and JSC Ulyanovskenergo founded the following interregional manufacturing companies:

- Open Joint Stock Company "Volga Territorial Generating Company" with JSC "Samaraenergo" generating and heat-supply system assets contribution to its authorized capital,

- - Open Joint Stock Company "Volga Inter-regional Distribution Company" with JSC "Samaraenergo" electric network assets not related to the Uniform national (all-Russian) electric network (UNEN) contribution to its authorized capital;

1st stage of JSC Samaraenergo reforming lied in corporate procedures on interregional companies establishment and finished with their authorized capitals payment. Interregional companies started operating at 1.01.2006, performing functions of AO-energo in electric and thermal energy generation and distribution.

On September 30, 2005, at the second reforming stage, JSC Samaraenergo special shareholders meeting took place. It approved the decision on reorganization by detachment of the following companies:

- JSC "Samara Territorial Generating Company with JSC "Volga TGC" shares transfer to its balance;
- JSC "Samara Distribution Company with transfer of JSC "Volga IDC" shares transfer to its balance ;
- JSC "Samara Mains Company" with JSC "Samaraenergo" mains network property transfer to its balance.

The shareholders meeting has also approved the order and conditions of detachment and the order of JSC "Samaraenergo" shares conversion into the shares of detached companies, approved the separation balance sheet.

State registration of the detached companies and their shares distribution will take place in April 2006. Power sales assets will remain on "Samaraenergo" balance after detachment and, starting from 1.04.2006 electric power sales will become the major activity of JSC "Samaraenergo".

Reforming of JSC "Samaraenergo" as a company was basically finished at the end of 2nd stage of reforming. In 2006 the company is in for corporate activities in internal rearrangement aimed at increase of business cost-efficiency. These activities include:

- Liquidation of JSC "Samaraenergo" branches, property of which was transferred to interregional companies;
- Management structure modification;

JSC Samaraenergo as a power sales enterprise will provide service at retail market of electric power and will be able to get the status of *guaranteeing electric energy supplier according to the RF Government* Regulation "On Power Industry reforming". Power industry reform will make power sales a competitive business, the circle of profit-making organizations, which will be able to sell electric energy to the customers, will widen. Thus in future JSC Samaraenergo will face a lot of work to prepare for free sales market conditions that require higher competitiveness, customer-oriented service, improvement of services technical level and usability.

14.2. Improvement of management and corporate procedures.

Strategy of the Company activity is based on principles of break-even and profitability. Lack of these factors makes its further development impossible. The basic Company goals are volume of profitable sales of electric and heat energy growth, production efficiency, strengthening of payment discipline and cost reduction. The favorable structure of customers is maintained in the Company with dominance of the industrial enterprises and similar entities. Improvement of tariff policy with liquidation of cross subsidizing promotes the further production development.

The last edition of contract with operating company is in force since 2004, that enhances the responsibility of operating body for results of the Company activity, including meeting the profit targets, repairs program fulfillment, duly payment of dividends to shareholders. The system of management efficiency evaluation was improved, that allows determining the compensation for the operating company. Validity of the contract is extended for the next year.

In 2005 life of the Company was filled with events associated with reforming that started last year. Following the decision of the Company Board second stage of reforming, i.e. holding companies detachment, started. According to the legislation major issues were submitted for discussion at general shareholders meetings of JSC "Samaraenergo". Thus in 2005 three special shareholders meetings took place alongside with the annual one. The shareholders approved the decisions supporting the process of further reforming: establishment of subsidiaries – JSC "Volga Territorial Generating Company" and JSC "Volga Interregional Distribution Company" jointly with JSC "Saratovenergo" and JSC "Ulyanovskenergo"; JSC "Samaraenergo" reorganization in the form of detachment of three holding companies on the basis of their principal activities. According to Federal Law "on Joint-Stock Companies" the shareholders' shares were redeemed on the grounds of reorganization decision in due time stipulated by law. Majority of the shareholders approved the reorganization, so number of shares redeemed is low.

In accordance with the decisions of shareholders general meetings the dividends on both preference and common shares are annually calculated and paid by the Company. The reporting year was not an exception: Dividends on JSC "Samaraenergo" shares for previous year were completely paid in 2005 by money transfer to dividends payment agents. Besides, following the Board recommendation the special shareholders meeting approved the decision on interim dividends payment – on results of 9 months of 2005. Profit amount assigned for interim dividend payment makes up 220 mln.rbl., that exceeds the previous periods figures.

In 2005 the Board of Directors, being an elected body, was involved in development of the major principles of Company activity not only in *corporate but in manufacturing and social spheres as well. The following* corporate documents were approved: Regulations on investment activities, Regulations on Purchase activities, telemechanics and communication systems modernization program, Program of non-governmental pension insurance, headcount optimization program.

According to the Corporate Code recommended by Federal Commission on Securities of Russia, and requirements of stock market trade institutors, the auditing committee and personnel and compensations committee were created within the Board of Directors. Committees operation will undoubtedly increase Board of Directors efficiency.

14.3. Issuing policy of the Company.

In accordance with the Federal Law "on Joint-Stock Companies" the Company shares were redeemed on the grounds of decision on JSC "Samaraenergo" reorganization. 27 657 000 common shares and 150 920 preference shares were redeemed and paid off. Thus, after redemption the Company authorized capital amounted to 4 060 921 612 rubles, 3 538 928 532 common shares and 521 993 080 preference shares of JSC "Samaraenergo" remain in circulation. Report on redemption results was approved by the Company Board on 29.12.05, therefore respective By-Laws amendments were registered in 2006.

The Company did not plan and perform other issuing procedures in the reporting year.

14.4. Reliability.

JSC "Samaraenergo" has the reputation of reliable and stable company that provides power supply to the large region with highly developed industry and big population. Financial results testify successful operations in the past year. According to interbranch evaluation criteria the company is characterized as a financially stable enterprise.

The Company also confirmed its reputation as a stable securities issuer in 2005. The fact that the Company capitalization increased 1,3 times in the reporting year despite the processes associated with reforming, also proves that statement.

15. Reference information for shareholders.

Addresses, phones, contacts, bank details, Internet address, brief information on the auditor, the Company registry holder.

The Open Joint-stock Company of Power and Electrification «Samaraenergo», executive directorate location: Samara, Majakovskogo street, 15., receptions phone - (846) 279-63-59, fax - (846) 242-43-94.

Bank details: INN 6315222985, settlement account 40702810600020000380 in JSC AKB "GAZBANK" of Samara, Bank Identification Code (BIC) 043601863, correspondent account 30101810400000000863
Internet address of the Company - www.samaraenergo.ru

Auditor - JSC «PricewaterhouseCoopers Audit»
Location: Russia, 115054, Moscow, Kosmodamianskaya nab., 52, bld.5
Phone: (495) 967-60-00 fax: (495) 967-60-01
License data of the Auditor: Lisence № E 000376 issued on May 20, 2002

Registry holder - JSC "Central Moscow Depositary",
Location: Moscow, Orlikov per. 3, Block B.
Postal address: 105082, Moscow, Bolshaya Pochtovaya street, 34, bld.8,
phone (495) 221-13-34, fax - (495) 221-13-83,
License data of the registry holder: license No 10000-1-00255 issued by the Federal Securities Market Committee on 13.9.2002, validity unlimited.